Filed pursuant to General Instruction II.L of Form F-10

File No. 333-291293

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated July 12, 2024 as amended October 30, 2025 (the “Base Shelf Prospectus” and, as supplemented by this Prospectus Supplement, the “Prospectus”) to which it relates, as amended or supplemented, and each document incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus from documents filed with securities commissions or similar authorities in Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Cardiol Therapeutics Inc. at 2265 Upper Middle Road East, Suite 602, Oakville, Ontario L6H 0G5, tel.: (289) 910 0850, and are also available electronically on the Canadian System for Electronic Document Analysis and Retrieval+, or SEDAR+, which can be accessed at www.sedarplus.ca or on the Electronic Data Gathering, Analysis and Retrieval System, or EDGAR, which can be accessed at www.sec.gov.

Dated November 5, 2025

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated July 12, 2024

Secondary Offering	November 5, 2025

CARDIOL THERAPEUTICS INC.

15,037,500 Class A Common Shares

On October 20, 2025, Cardiol Therapeutics Inc. (“Cardiol” or the “Corporation”) completed a private placement (the “Unit Private Placement”) to certain investors of an aggregate of 10,025,000 Units, each Unit consisting of one Class A Common Share (a “Unit Share”) of the Corporation and one-half (1/2) of one Common Share Purchase Warrant. Each whole Warrant entitles the holder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of $1.35 per Warrant Share until 5:00 p.m. (Toronto time) on the date (the “Expiry Date”) that is 24 months from the date of issuance of the Warrants, subject to adjustment in accordance with the terms of the Warrant Certificate (as defined herein).

This Prospectus Supplement to the Base Shelf Prospectus of the Corporation relates to: (i) the offer and sale from time to time 10,025,000 Unit Shares issued on October 17 and 20, 2025 as part of the Unit Private Placement by the Selling Shareholders (as defined under the heading “Selling Shareholders”), and (ii) the offer and sale from time to time by the Selling Shareholders of 5,012,500 Warrant Shares issuable upon the exercise of Warrants issued by the Corporation pursuant to the Unit Private Placement by the Selling Shareholders (the “Offering”). The Class A common shares of the Corporation are referred to as “Common Shares” and the Unit Shares issued to and Warrant Shares issuable to the Selling Shareholders are referred to as the “Registerable Securities” in this Prospectus Supplement. See “Plan of Distribution”.

This Prospectus Supplement is filed pursuant to (i) the Base Shelf Prospectus filed in each of the provinces and territories of Canada, other than Québec, and (ii) a base shelf prospectus filed as part of the Corporation’s registration statement on Form F-10 (File No.333-291293) (the “U.S. Registration Statement”), which was filed with the SEC under the U.S. Securities Act on November 5, 2025 (and effective upon filing).

The Corporation is registering the Registrable Securities in the United States in order to permit the Selling Shareholders to offer the Registrable Securities for sale or other disposition from time to time. This Prospectus Supplement has been filed in each province and territory of Canada, except Quebec, to qualify the distribution of the Registrable Securities by Canadian Selling Shareholders in the United States.

All dollar amounts in this Prospectus Supplement are in United States dollars, unless otherwise indicated. See "Exchange Rate Information".

An investment in the Registrable Securities involves a high degree of risk. Prospective investors should carefully consider the risk factors described in and/or incorporated by reference in this Prospectus Supplement and the Base Shelf Prospectus. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”.

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CRDL”. On November 4, 2025, the last trading day of the Common Shares on the TSX and Nasdaq before the date hereof, the closing price of the Common Shares was C$1.48 and $1.05, respectively.

No Underwriter has been involved in the preparation of, or has performed any review of, this Prospectus Supplement or the accompanying Base Shelf Prospectus.

Cardiol is permitted under a multijurisdictional disclosure system ("MJDS") adopted by the securities regulatory authorities in Canada and the United States to prepare this Prospectus Supplement and the accompanying Base Shelf Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Accounting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and are audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), however, are also subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the facts that (i) the Corporation is incorporated or organized under the laws of Ontario, Canada, (ii) the majority of its officers and directors are residents of a country other than the United States, (iii) some or all of the experts named in this Prospectus Supplement and the Base Shelf Prospectus may be residents of a country other than the United States and (iv) all or a substantial portion of the assets of the Corporation and the assets of the foregoing persons may be located outside the United States. See "Enforceability of Civil Liabilities".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR NOR HAVE ANY OF THE FOREGOING PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors should be aware that the acquisition, holding or disposition of the Registrable Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances. See the sections titled “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations” and “Risk Factors”.

The Corporation is not making any offer of the Registrable Securities in any jurisdiction where the offer is not permitted by law.

The registered and head office of the Corporation is located at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5.

Dr. Guillermo Torre-Amione, Timothy Garnett, Colin Stott, Jennifer Chao and Teri Loxam, directors of the Corporation, and certain Selling Shareholders reside outside of Canada. Although Dr. Torre-Amione, Mr. Garnett, Mr. Stott, Ms. Chao and Ms. Loxam, and such Certain Selling Shareholders have appointed Cardiol Therapeutics Inc. at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5 as their agent for service of process in Canada, investors are advised that it may not be possible for investors to enforce judgments obtained in Canadian courts predicated upon civil liability provisions of applicable securities law in Canada.

Investors should assume that the information appearing in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective dates of the documents in which such information appears, regardless of the time of delivery of this Prospectus Supplement or of any sale of the Registrable Securities. See “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors” in this Prospectus Supplement and in the Base Shelf Prospectus.

TABLE OF CONTENTS

Prospectus Supplement

TABLE OF CONTENTS

Base Shelf Prospectus

v

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING base shelf PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Registrable Securities that are being registered pursuant to this Prospectus Supplement and also adds to and updates certain information contained in the Base Shelf Prospectus and the documents incorporated by reference herein and therein. The second part, the Base Shelf Prospectus, gives more general information, some of which may not apply to the Registrable Securities registered hereunder. This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering constituted by this Prospectus Supplement. This Prospectus shall not be used by anyone for any purpose other than in connection with the Offering.

Purchasers should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus. The Corporation has not authorized any other person to provide purchasers with additional or different information. If anyone provides purchasers with different or inconsistent information, such purchasers should not rely on it. We are not making an offer of the Registrable Securities in any jurisdiction where such offer is not permitted. Purchasers should assume that the information appearing in this Prospectus Supplement and the Base Shelf Prospectus that is incorporated herein and in the Base Shelf Prospectus by reference, is accurate as of their respective dates only. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

The Corporation filed the Base Shelf Prospectus with the securities commissions in all Canadian provinces and territories (the “Canadian Qualifying Jurisdictions”) in order to qualify the offering of the securities described in the Base Shelf Prospectus in accordance with National Instrument 44-102 Shelf Distributions. The Ontario Securities Commission issued a receipt dated July 12, 2024, in respect of the final Base Shelf Prospectus as the principal regulatory authority under Multilateral Instrument 11-102 Passport System, and each of the other commissions in the Canadian Qualifying Jurisdictions is deemed to have issued a receipt under National Policy 11-202 Process for Prospectus Review in Multiple Jurisdictions.

The Base Shelf Prospectus also forms part of the U.S. Registration Statement on Form F-10 (File No.333-291293), which was filed with the SEC under the U.S. Securities Act on November 5, 2025 (and effective upon filing), utilizing the MJDS. The U.S. Registration Statement incorporates the Base Shelf Prospectus with certain modifications and deletions permitted by Form F-10 and the rules and regulations of the SEC. This Prospectus Supplement is being filed by the Corporation, with certain modifications and deletions permitted by Form F-10, with the SEC in accordance with the instructions to Form F-10.This Prospectus Supplement and the Base Shelf Prospectus do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to Cardiol and the Registrable Securities.

References in this Prospectus Supplement to “Cardiol”, “we”, “us” or “our” refer to the Corporation, unless the context indicates otherwise.

This Prospectus Supplement is deemed to be incorporated by reference in the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference in this Prospectus Supplement and in the Base Shelf Prospectus. See “Documents Incorporated by Reference”.

EXCHANGE RATE INFORMATION

The financial statements incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus and the other documents incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus, and the financial data derived from those financial statements included in this Prospectus Supplement, the Base Shelf Prospectus and the documents incorporated by reference therein, are presented in Canadian dollars, unless otherwise specified, and have been prepared in accordance with IFRS, as issued by the IASB, and as set out in Part I of the Handbook of the Chartered Professional Accountants of Canada. References in this Prospectus Supplement to “dollars”, or “$” are to United States dollars. Canadian dollars are indicated by the symbol “C$”.

S-1

The following table lists, for each period presented, the high and low exchange rates, the average of the exchange rates during the period indicated, and the exchange rates at the end of the period indicated, for one United States dollar, expressed in Canadian dollars, based on the closing exchange rate published by the Bank of Canada for the applicable periods.

	$ to C$		$ to C$

	Fiscal Year Ended December 31		9 Months Ended September 30
	2024	2023	2025	2024
Rate at the end of period	1.4389	1.3226	1.3921	1.3499
Average rate during period	1.3698	1.3497	1.3988	1.3604
Highest rate during period	1.4416	1.3875	1.4603	1.3858
Lowest rate during period	1.3316	1.3128	1.3558	1.3316

On November 4, the daily exchange rate for one United States dollar, expressed in Canadian dollars, as reported by the Bank of Canada, was $1.00 = C$1.4090.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the Base Shelf Prospectus and other publicly available documents, including the documents that are incorporated by reference in this Prospectus and in such publicly available documents, includes certain “forward looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking information”).

Forward-looking information can be identified by words or phrases such as: “may”, “might”, “could”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict”, or “likely”, or the negative of these terms, or other similar expressions or references to future periods. All information other than historical facts, included in this Prospectus that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s business, operations, plans and other such matters is intended to identify forward-looking information. Statements containing forward-looking information are not historical facts.

The Corporation has based the forward-looking information on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy, and financial needs. The forward-looking information includes, among other things, statements relating to:

•	our anticipated cash needs, and the need for additional financing;

•	our development of our product candidates for use in testing, research, pre-clinical studies, clinical studies, and commercialization;

•	our ability to develop new routes of administration of our product candidates, including parenteral, for use in testing, research, pre-clinical studies, clinical studies, and commercialization;

•	our ability to develop new formulations of our product candidates for use in testing, research, pre-clinical studies, clinical studies, and commercialization;

•	the successful development and commercialization of our current product candidates and the addition of future products and product candidates;

•	the ability of our product delivery technologies to deliver our product candidates to inflamed and/or fibrotic tissue;

•	our intention to build a pharmaceutical brand and our products focused on addressing inflammation and fibrosis in heart disease, including, but not limited to, acute myocarditis, recurrent pericarditis, and heart failure;

•	the expected medical benefits, viability, safety, efficacy, effectiveness, and dosing of our product candidates;

•	patents and intellectual property, including, but not limited to, our (a) ability to procure, defend, and/or enforce our intellectual property relating to our products, product formulations, routes of administration, product candidates, and associated uses, methods, and/or processes, and (b) freedom to operate;

•	our competitive position and the regulatory environment in which we operate;

S-2

•	the molecular targets and mechanism of action of our product candidates;

•	our financial position; our business strategy; our growth strategies; our operations; our financial results; our dividend policy; our plans and objectives; and

•	expectations of future results, performance, achievements, prospects, opportunities, or the market in which we operate.

In addition, any statements that refer to expectations, intentions, projections, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking information is based on certain assumptions and analyses made by the Corporation in light of the experience and perception of historical trends, current conditions, and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with this forward-looking information. Given these risks, uncertainties, and assumptions, prospective purchasers of Registrable Securities should not place undue reliance on this forward-looking information. Whether actual results, performance, or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions, and other factors, including those listed under “Risk Factors”, which include:

•	the inherent uncertainty of product development including testing, research, pre-clinical studies and clinical trials;

•	our requirement for additional financing;

•	our negative cash flow from operations;

•	our history of losses;

•	dependence on the success of our product candidates which may not generate revenue, if approved;

•	reliance on management, loss of members of management or other key personnel, or an inability to attract new management team members;

•	our ability to successfully design, initiate, execute, and complete clinical trials, including the high cost, uncertainty, and delay of clinical trials and additional costs associated with any failed clinical trials;

•	the uncertainty our investigational products will have a therapeutic benefit in the clinical indications we are pursuing;

•	potential equivocal or negative results from clinical trials and their adverse impacts on our future commercialization efforts;

•	our ability to receive and maintain regulatory exclusivities in multiple jurisdictions, including Orphan Drug Designations/Approvals, for our product candidates;

•	delays in achievement of projected development goals;

•	management of additional regulatory burdens;

•	volatility in the market price for the Common Shares;

•	failure to protect and maintain and the consequential loss of intellectual property rights;

•	third-party claims relating to misappropriation by the Corporation of their intellectual property;

•	reliance on third parties to conduct and monitor our pre-clinical studies and clinical trials;

•	our product candidates being subject to controlled substance laws which may vary from jurisdiction to jurisdiction;

•	changes in laws, regulations, and guidelines relating to our business, including tax and accounting requirements;

•	our reliance on research regarding the medical benefits, viability, safety, efficacy, and dosing of our product candidates;

•	claims for personal injury or death arising from the use of our future products and product candidates;

•	uncertainty relating to market acceptance of our product candidates, if approved;

•	our lack of experience in commercializing any products, including selling, marketing, or distributing pharmaceutical products;

S-3

•	securing third-party payor reimbursement for our product candidates, if approved;

•	the level of pricing and reimbursement for our product candidates, if approved;

•	our dependence on contract manufacturers;

•	unsuccessful collaborations with third parties;

•	business disruptions affecting third-party suppliers and manufacturers;

•	delays in the timing of regulatory authority decision-making, actions, and meetings as a result of workforce re-alignment, and potentially significant reductions in the workforce or other resources, including at the United States Food and Drug Administration (the “FDA”) and other U.S. federal agencies;

•	lack of control in future production and selling prices of our product candidates, if approved;

•	competition in our industry;

•	our inability to develop new technologies and products and the obsolescence of existing technologies and products;

•	unfavorable publicity or consumer perception towards any products for which we receive marketing authorization;

•	product liability claims and product recalls;

•	inability to expand our business to other jurisdictions;

•	fraudulent activities of employees, contractors, and consultants;

•	our reliance on key inputs and their related costs;

•	difficulty associated with forecasting demand for products;

•	operating risk and insurance coverage;

•	our inability to manage growth;

•	conflicts of interest among our officers and directors;

•	managing damage to our reputation and third-party reputational risks;

•	relationships with customers and third-party payors and consequential exposure to applicable anti-kickback, fraud, and abuse and other healthcare laws;

•	exposure to information systems security threats;

•	no dividends for the foreseeable future;

•	future sales of Common Shares by existing shareholders causing the market price for the Common Shares to fluctuate;

•	the issuance of Common Shares in the future causing dilution;

•	events outside of our control could adversely affect our operations;

•	our ability to remediate any material weakness in our internal control over financial reporting;

•	global geo-political events, and the responses of governments having a significant effect on the world economy; and

•	failure to meet regulatory or ethical expectations on environmental impact, including climate change.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those anticipated in the forward-looking information.

S-4

Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated. The Corporation does not undertake to update forward-looking information if circumstances or management estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to unduly rely on forward-looking information. Prospective investors shall be advised that these cautionary remarks expressly qualify all forward-looking statements attributable to the Corporation or persons acting on our behalf.

In addition, statements in this Prospectus Supplement and in the documents incorporated by reference herein that contain the phrase “we believe” or other similar statements reflect Cardiol’s beliefs and opinions on the relevant subject matter. These statements are based upon information available to us as of the date of the document containing such statement, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys, and forecasts) and management studies and estimates.

Unless otherwise indicated, our estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and include assumptions made by us which we believe to be reasonable based on our knowledge of our industry and markets. Although Cardiol believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey. Our internal research and assumptions have not been verified by any independent source, and we have not independently verified any third-party information. While we believe the market position, market opportunity, and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry and markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Cautionary Note Regarding Forward-Looking Information” and “Risk Factors”.

TRADEMARKS AND TRADE NAMES

This Prospectus includes trademarks and trade names, such as “Cardiol” and “CardiolRx”, which are protected under applicable intellectual property laws and are the property of the Corporation. All other trademarks used in this Prospectus are the property of their respective owners.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Five of our directors reside outside of Canada and they have each appointed the following agent for service of process:

Name of Person	Name and Address of Agent
Dr. Guillermo Torre-Amione	Cardiol Therapeutics Inc. at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Timothy Garnett	Cardiol Therapeutics Inc. at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Colin Stott	Cardiol Therapeutics Inc. at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Jennifer Chao	Cardiol Therapeutics Inc., at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5
Teri Loxam	Cardiol Therapeutics Inc., at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5

S-5

In addition, the Selling Shareholders (other than those noted as residing in Canada) reside outside of Canada and have also appointed as agent for service of process Cardiol Therapeutics Inc., at Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Base Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Base Shelf Prospectus and reference should be made to the Base Shelf Prospectus for full particulars thereof.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada.

The following documents, each of which has been filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Base Shelf Prospectus:

(a)	the annual information form dated March 31, 2025 (the “Annual Information Form”) for the year ended December 31, 2024;

(b)	the audited financial statements for the years ended December 31, 2024, and December 31, 2023, together with the related notes and auditors’ report dated March 31, 2025;

(c)	the management’s discussion and analysis dated March 31, 2025, for the year ended December 31, 2024 (the “Annual MD&A”);

(d)	the management information circular dated April 10, 2025, for the annual meeting of shareholders of the Corporation held on May 28, 2025;

(e)	the interim financial statements for the three and six months ended June 30, 2025, together with its related notes;

(f)	the management’s discussion and analysis dated August 13, 2025 for the three and six months ended June 30, 2025 (the “Interim MD&A”); and

(g)	the material change report dated October 27, 2025, related to the Unit Private Placement.

Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44 101 – Short Form Prospectus Distributions that are filed by the Corporation with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the distribution of the Offering shall be deemed to be incorporated by reference into and form an integral part of the Base Shelf Prospectus as supplemented by this Prospectus Supplement, for the purposes of the Offering.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into this Prospectus Supplement, if filed by the Corporation with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and before the expiry of this Prospectus Supplement, are deemed to be incorporated by reference in this Prospectus Supplement. In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement and the Base Shelf Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC by the Corporation after the date of this Prospectus Supplement and prior to termination or completion of the Offering, such document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus Supplement forms a part. The Corporation may also incorporate by reference into this Prospectus Supplement or the U.S. Registration Statement of which it forms a part, other information filed with or furnished to the SEC under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), provided that information included in any such report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K. The Corporation's reports filed with or furnished to the SEC are available on EDGAR at www.sec.gov/edgar.

S-6

Any statement contained in this Prospectus Supplement, the Base Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein for the purposes of the registering of Registrable Securities hereunder shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in the Base Shelf Prospectus or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein or in the Base Shelf Prospectus, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall be deemed, except as so modified or superseded, not to constitute a part of this Prospectus.

When new documents of the type referred to in the paragraph above are filed by the Corporation with the securities commissions or similar authorities in Canada and with the SEC during the currency of this Prospectus Supplement, such documents will be deemed to be incorporated by reference in this Prospectus Supplement and the previous documents of the type referred to in the paragraph above will no longer be deemed to be incorporated by reference in this Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been or will be (through post-effective amendment or incorporation by reference) filed with the SEC as part of the U.S. Registration Statement of which this Prospectus Supplement and the Base Shelf Prospectus are a part insofar as required by the SEC’s Form F-10:

•	the documents listed under “Documents Incorporated by Reference” in this Prospectus;

•	the consent of BDO Canada LLP, the Corporation’s independent auditor; and

•	the powers of attorney of the Corporation’s directors and officers, as applicable.

Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System, or EDGAR, at www.sec.gov.

THE CORPORATION

The Corporation is a clinical-stage life sciences company advancing late-stage, anti-inflammatory and anti-fibrotic therapies for heart disease. The Corporation’s lead small molecule drug candidate, CardiolRxTM, modulates inflammasome pathway activation, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

Concurrently with the Corporation’s initial public offering, the Common Shares of the Corporation commenced trading on the TSX on December 20, 2018. On August 10, 2021, the Common Shares commenced trading on Nasdaq.

The MAVERIC Program in recurrent pericarditis, an inflammatory disease of the pericardium which is associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, and results in physical limitations, reduced quality of life, emergency department visits, and hospitalizations, comprises the completed Phase II MAvERIC-Pilot study (NCT05494788) and the ongoing pivotal Phase III MAVERIC trial (NCT06708299). The U.S. FDA has granted Orphan Drug Designation to CardiolRx™ for the treatment of pericarditis, which includes recurrent pericarditis.

The ARCHER Program (NCT05180240) comprises the completed Phase II study in acute myocarditis, an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in people less than 35 years of age.

S-7

The Corporation is also developing CRD-38, a novel subcutaneously administered drug formulation intended for use in heart failure, a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding US$30 billion annually.1

Further information regarding the Corporation and its business is set out in the Annual Information Form and the materials incorporated by reference herein. See “Documents Incorporated by Reference”.

RECENT DEVELOPMENTS

Unit Private Placement

On October 21, 2025, the Corporation announced it had closed its Unit Private Placement of 11,425,000 Units, for total proceeds of $11.4 million. The Units were issued at a price of $1.00 and consisted of one Unit Share and one-half of one Warrant. See “Plan of Distribution”.

Consolidated Capitalization

There have been no material changes in the consolidated capitalization of the Corporation since the date of the Base Shelf Prospectus, which have not been disclosed in this Prospectus Supplement or the documents incorporated by reference herein.

USE OF PROCEEDS

The proceeds from the sale or other disposition of the Registrable Securities covered by this Prospectus Supplement are solely for the account of the Selling Shareholders. Accordingly, the Corporation will not receive any proceeds from the sale or other disposition of the Registrable Securities by the Selling Shareholders. The net proceeds received from the sale or other disposition of the Registrable Securities by the Selling Shareholders, if any, is unknown.

We will receive all proceeds of the full issue price of $1.35 per Warrant Share upon issuance of the Warrant Shares upon any exercise of the Warrants from time to time. Assuming that all of the Warrants included in this Prospectus Supplement are exercised prior to 5:00 p.m. (Toronto time) on the Expiry Date for cash and that no adjustment based on anti-dilution provisions contained in the Warrant Certificate has taken place, the proceeds to the Corporation will be $6,766,875. There is no assurance as to how many Warrants will be exercised, if any. Accordingly, there is no assurance as to how many Warrant Shares will be issued pursuant to this Prospectus Supplement, if any, or the proceeds.

It is currently anticipated that the Corporation will use the proceeds from the exercise of the Warrants, if any, for research and development, working capital, and general corporate purposes.

The above noted allocation represents the Corporation's intentions with respect to its use of any proceeds from the exercise of the Warrants and issuance of the Warrant Shares based on current knowledge, planning and expectations of management of the Corporation. Actual expenditures and timing may differ from the estimates set forth above. There may be circumstances, where for sound business reasons, the Corporation reallocates the use of proceeds. See "Risk Factors". The Corporation generated negative cash flow in its most recently completed fiscal year and its most recently completed fiscal quarter. The Corporation cannot guarantee that it will attain or maintain positive cash flow status into the future. To the extent that the Corporation has negative cash flow in any future period, certain of the proceeds from the exercise of the Warrants and issuance of the Warrant Shares, if any, may be used to fund such negative cash flow from operating activities in these periods. See "Risk Factors".

Until applied, the net proceeds from the exercise of the Warrants and issuance of the Warrant Shares will be held as cash balances in the Corporation's bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by a government authority.

1 Tsao CW et al.; American Heart Association Council on Epidemiology and Prevention Statistics Committee and Stroke Statistics Subcommittee. Heart Disease and Stroke Statistics-2023 Update: A Report From the American Heart Association. Circulation. 2023 Jan 25.

S-8

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Offering

The Offering consists of the resale from time to time by the Selling Shareholders of 10,025,000 Unit Shares and 5,012,500 Warrant Shares issued or issuable pursuant to the Unit Private Placement.

Common Shares

The Corporation is authorized to issue an unlimited number of Common Shares. As of the close of business on November 4, 2025, there were 99,514,406 issued and outstanding Common Shares.

See “Description of Common Shares” in the Base Shelf Prospectus for a more detailed description of the attributes of the Common Shares.

The Common Shares are currently listed on the TSX and Nasdaq under the symbol “CRDL”.

See “Trading Price and Volume” in this Prospectus Supplement and “Price Range and Trading Volume” in the Base Shelf Prospectus for detailed information on the price ranges and trading volume of the Common Shares on the TSX and Nasdaq.

SELLING SHAREHOLDERS

The following table sets forth the identities of the selling shareholders (“Selling Shareholders”) and certain information regarding the Selling Shareholders’ ownership of Registrable Securities before and after the completion of the Offering. All Registrable Securities shown below are owned beneficially by the Selling Shareholders as of the date of this Prospectus Supplement. The number of Registrable Securities includes all Warrant Shares that may be acquired on exercise of the Warrants held by the Selling Shareholders.

The Corporation is registering the Registrable Securities in the United States in order to permit the Selling Shareholders to offer the Registrable Securities for sale or other disposition from time to time. This Prospectus Supplement has been filed in each province and territory of Canada, except Quebec, to qualify the distribution of the Registrable Securities by Canadian Selling Shareholders in the United States.

The following table is based in part on information supplied to the Corporation by the Selling Shareholders. The table and footnotes assume that the Selling Shareholders will sell all of the Registrable Securities listed. However, because the Selling Shareholders may sell all or some of their Registrable Securities under this Prospectus Supplement from time to time, or in another permitted manner, the Corporation cannot assure the actual number of Registrable Securities that will be sold by the Selling Shareholders or that will be held by the Selling Shareholders after completion of any sales. The Corporation does not know how long the Selling Shareholders will hold the Registrable Securities before selling them.

The table below identifies the Selling Shareholders and provides other information regarding the beneficial ownership of the Registrable Securities by the Selling Shareholders, as provided to the Corporation by the Selling Shareholders. The second and third columns list the number of Common Shares beneficially owned, controlled or directed by the applicable Selling Shareholder, on a non-diluted and fully diluted basis. The fifth column lists the Registrable Securities covered by this Prospectus Supplement that may be sold or otherwise disposed of by the Selling Shareholders.

S-9

Name of Selling Shareholder	Number of Common Shares Owned Prior to the Offering (#)	Number of Common Shares Owned on a Fully Diluted Basis Prior to the Offering (#)	Maximum Number of Registrable Securities Registered Pursuant to this Prospectus Supplement (#)	Number and Percentage of Common Shares Owned on a Fully Diluted Basis After the Offering if Registrable Securities Are Sold(1)(2) (#)(%)
Abdel Hamed(3)	20,000	30,000	30,000	0	(-)
Anjali Prosdocimi(4)	20,000	30,000	30,000	0	(-)
Ben Lievesley Collins(5)	50,000	75,000	75,000	0	(-)
Brandon McDermott(6)	334,218	384,218	150,000	234,218	(*)
CBKT Ventures Inc.(7)	800,000	1,200,000	1,200,000	0	(-)
Cynergy Feeder LLC(8)	50,000	75,000	75,000	0	(-)
Cynergy Focus LLC(9)	100,000	150,000	150,000	0	(-)
David Elsley**(10)	1,344,500	2,133,479	150,000	1,983,479 (2.0%)
Denis George William Post(11)	109,125	156,625	142,500	14,125	(*)
Dorian A. Prosdocimi & Janaki S. Prosdocimi(12)	1,400,000	1,800,000	1,200,000	600,000	(*)
First Berlin F.S.B. Investment-Beratungsgesellschaft mbH(13)	150,000	243,877	225,000	18,877	(*)
Guillermo Torre-Amione(14)	309,309	455,900	75,000	380,900	(*)
Gunther Schuhmann**(15)	40,000	60,000	60,000	0	(-)
James Michael Flinn(16)	310,000	335,000	75,000	260,000	(*)
Kirolloss Beshay(17)	50,000	75,000	75,000	0	(-)
Larry Fisher**(18)	2,220,000	2,345,000	375,000	1,970,000 (2.0%)
Lombard International Assurance S.A.(19)	750,525	1,000,525	750,000	250,525	(*)
Lorenzo Prosdocimi(20)	20,000	30,000	30,000	0	(-)
Lowell Alan Schonk(21)	1,076,588	1,251,588	525,000	726,588	(*)
Marah Al Kiwan(22)	100,000	150,000	150,000	0	(-)
Martin Owen Teevan, Jr.(23)	100,000	130,000	90,000	40,000	(*)
Matthew Hinman(24)	170,000	255,000	255,000	0	(-)
Orca Capital AG(25)	1,000,000	1,500,000	1,500,000	0	(-)
Palos Wealth Management Inc.**(26)	300,000	450,000	450,000	0	(-)
Philip Markham Chesterfield (27)	665,000	730,000	195,000	535,000	(*)
Prosdocimi Limited(28)	1,400,000	2,100,000	2,100,000	0	(-)
SA Alpha Capital Markets for and on behalf of Praesidium Global Segregated Portfolio(29)	250,000	375,000	375,000	0	(-)
Tatijana Prosdocimi(30)	20,000	30,000	30,000	0	(-)
Timothy Mills(31)	100,000	150,000	150,000	0	(-)
Trefoil Select Funds SPC-Stylus SP(32)	5,130,122	6,380,122	3,750,000	2,630,122 (2.6%)
Trevor Burns**(33)	195,000	273,500	75,000	198,500	(*)
Trunice Capital Corp.**(34)	50,000	286,000	75,000	211,000	(*)
Wayne McNeill**(35)	300,000	450,000	450,000	0	(-)

S-10

Notes:

*	Less than 1%.
**	Resident of Canada.

(1)	Assuming the sale of all Registrable Securities by the Selling Shareholder during the 25-month period that the Base Shelf Prospectus, including any amendments thereto, remains effective. Based on 99,514,406 issued and outstanding Common Shares as of November 4, 2025.

(2)	Also represents the number and percentage of Common Shares held on a fully diluted basis after the Offering.

(3)	Includes 20,000 Unit Shares and 10,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement.

(4)	Includes 20,000 Unit Shares and 10,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement.

(5)	Includes 50,000 Unit Shares and 25,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement.

(6)	Includes (i) 100,000 Unit Shares and 50,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement, and (ii) 234,218 Common Shares held by the Selling Shareholder prior to the Unit Private Placement.

(7)	Includes 800,000 Unit Shares and 400,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement. Terrence Martin Lynch, President of CBKT Ventures Inc., has voting or investment control over such securities.

(8)	Includes 50,000 Unit Shares and 25,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement. Austin Adams, Managing Member of Cynergy Feeder LLC, has voting or investment control over such securities.

S-11

(9)	Includes 100,000 Unit Shares and 50,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement. Austin Adams, Managing Member of Cynergy Focus LLC, has voting or investment control over such securities.

(10)	Includes (i) 100,000 Unit Shares and 50,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement, (ii) 1,244,500 Common Shares by the Selling Shareholder held prior to the Unit Private Placement, (iii) 413,979 Common Shares issuable upon vesting and redemption of restricted share units held by the Selling Shareholder prior to the Unit Private Placement, and (iv) 325,000 Common Shares issuable upon exercise of stock options held by the Selling Shareholder prior to the Unit Private Placement.

(11)	Includes (i) 95,000 Unit Shares and 47,500 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement, and (ii) 14,125 Common Shares by the Selling Shareholder held prior to the Unit Private Placement.

(12)	Includes (i) 800,000 Unit Shares and 400,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement, and (ii) 600,000 Common Shares held by the Selling Shareholder prior to the Unit Private Placement.

(13)	Includes 150,000 Unit Shares and 75,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement, and (iii) 18,877 Common Shares issuable upon vesting of performance share units held by the Selling Shareholder prior to the Unit Private Placement. Martin Bailey, Managing Director of First Berlin F.S.B. Investment-Beratungsgesellschaft mbH, has voting or investment control over such securities.

(14)	Includes (i) 50,000 Unit Shares and 25,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement, and (ii) 259,309 Common Shares held by the Selling Shareholder prior to the Unit Private Placement, and (iii) 121,591 Common Shares issuable upon vesting and redemption of restricted share units held by the Selling Shareholder prior to the Unit Private Placement. The Selling Shareholder is a director of the Corporation.

(15)	Includes 40,000 Unit Shares and 20,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement.

(16)	Includes (i) 50,000 Unit Shares and 25,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement, and (ii) 260,000 Common Shares held by the Selling Shareholder prior to the Unit Private Placement.

(17)	Includes 50,000 Unit Shares and 25,000 Warrant Shares issuable upon exercise of the Warrants held by the Selling Shareholder.

(18)	Includes (i) 250,000 Unit Shares and 125,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement, and (ii) 1,970,000 Common Shares held by the Selling Shareholder prior to the Unit Private Placement.

(19)	Includes (i) 500,000 Unit Shares and 250,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement, and (ii) 250,525 Common Shares held by the Selling Shareholder prior to the Unit Private Placement. Janique Thiry and Nassera Hachemi have voting or investment control over such securities.

(20)	Includes 20,000 Unit Shares and 10,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement.

(21)	Includes (i) 350,000 Unit Shares and 175,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement, and (ii) 726,588 Common Shares held by the Selling Shareholder prior to the Unit Private Placement.

(22)	Includes 100,000 Unit Shares and 50,000 Warrant Shares issuable upon exercise of the Warrants held by the Selling Shareholder in the Unit Private Placement.

(23)	Includes (i) 600,000 Unit Shares and 30,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement, and (ii) 40,000 Common Shares held by the Selling Shareholder prior to the Unit Private Placement.

(24)	Includes 170,000 Unit Shares and 85,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement.

(25)	Includes 1,000,000 Unit Shares and 500,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement. Thomas Koenig, Executive Board Member of Orca Capital AG, Roman Grodon and Beate Ruhle-Burkhardt have voting or investment control over such securities.

(26)	Includes 300,000 Unit Shares and 150,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement. Charles Marleau has voting or investment control over such securities.

(27)	Includes (i) 130,000 Unit Shares and 65,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement, and (ii) 535,000 Common Shares held by the Selling Shareholder prior to the Unit Private Placement.

S-12

(28)	Includes (i) 1,400,000 Unit Shares and 700,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement. Dorian A. Prosdocimi, Director of Prosdocimi Limited, and Janaki S. Prosdocimi have voting or investment control over such securities.

(29)	Includes 250,000 Unit Shares and 125,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement. Michael Ronald Beamish has voting and investment control over such securities.

(30)	Includes 20,000 Unit Shares and 10,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement.

(31)	Includes 100,000 Unit Shares and 50,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement.

(32)	Includes (i) 2,500,000 Unit Shares and 1,250,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement, and (ii) 2,630,122 Common Shares held by the Selling Shareholder prior to the Unit Private Placement. Miyan Mansur Mannan and Jonathan Richard Gates have voting or investment control over such securities.

(33)	Includes (i) 50,000 Unit Shares and 25,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement, and (ii) 145,000 Common Shares by the Selling Shareholder held prior to the Unit Private Placement and (iii) 53,500 Common Shares issuable upon vesting and redemption of restricted share units held by the Selling Shareholder prior to the Unit Private Placement.

(34)	Includes (i) 50,000 Unit Shares and 25,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement, (iii) 36,000 Common Shares issuable upon vesting of performance share units held by the Selling Shareholder prior to the Unit Private Placement, and (iv) 175,000 Common Shares issuable upon exercise of stock options held by the Selling Shareholder prior to the Unit Private Placement. Trent Collett has voting or investment control over such securities.

(35)	Includes 300,000 Unit Shares and 150,000 Warrant Shares issuable upon exercise of the Warrants issued to the Selling Shareholder in the Unit Private Placement.

The Unit Shares and the Warrants were components of Units of the Corporation originally purchased by the Selling Shareholders pursuant to the Unit Offering, completed on October 20, 2025, at a price of $1.00 per Unit.

PLAN OF DISTRIBUTION

On October 20, 2025, the Corporation completed the Unit Private Placement of an aggregate of 11,425,000 Units, each Unit consisting of one Unit Share of the Corporation and one-half (1/2) of one Common Share Purchase Warrant. Each whole Warrant entitles the holder thereof to purchase one Warrant Share at an exercise price of $1.35 per Warrant Share until 5:00 p.m. (Toronto time) on the Expiry Date, subject to adjustment in accordance with the terms of the Warrant Certificate.

This Prospectus Supplement relates to: (i) the offer and sale from time to time by the Selling Shareholders of 10,025,000 Unit Shares issued on October 17 and 20, 2025 as part of the Unit Private Placement, and (ii) the offer and sale from time to time by the Selling Shareholders of 5,012,500 Warrant Shares issuable from time to time upon the exercise of Warrants issued by the Corporation to the Selling Shareholders pursuant to the Unit Private Placement .

Registrable Securities

The Corporation is registering the Registrable Securities in the United States to permit the resale of the Registrable Securities by the Selling Shareholders, from time to time in one or more transactions, after the date of this Prospectus Supplement. All costs, expenses and fees connected with the registration of the Registrable Securities will be borne by the Corporation. Any brokerage commissions, legal fees, and similar expenses connected with selling the Registrable Securities will be borne by the holder thereof. The Corporation will not receive any of the proceeds from the sale by the Selling Shareholders of the Registrable Securities.

The Selling Shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling the Registrable Securities or interests in Registrable Securities may, from time to time, sell, transfer or otherwise dispose of any or all of the Registrable Securities on any stock exchange, market or trading facility on which the Registrable Securities are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

S-13

The Selling Shareholders may use any one or more of the following methods when disposing of the Registrable Securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Registrable Securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this Prospectus forms a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such Registrable Securities at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the Registrable Securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Registrable Securities, from time to time, under this Prospectus, or under an amendment to this Prospectus under an applicable provision of the U.S. Securities Act amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this Prospectus. The Selling Shareholders also may transfer the Registrable Securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

In connection with the sale of their Registrable Securities or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of such Registrable Securities in the course of hedging the positions they assume. The Selling Shareholders may also sell the Registrable Securities short and deliver these securities to close out their short positions, or loan or pledge the Registrable Securities to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of the Registrable Securities offered by this prospectus, which Registrable Securities such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Shareholders from the sale of the Registrable Securities offered by them will be the purchase price of such Registrable Securities less discounts or commissions, if any. Each of the Selling Shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Registrable Securities to be made directly or through agents. We will not receive any of the proceeds from the resale of the Registrable Securities.

The Selling Shareholders also may resell all or a portion of the Registrable Securities in open market transactions in reliance upon Rule 144 under the U.S. Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of the Registrable Securities therein may be “underwriters” within the meaning of Section 2(a)(11) of the U.S. Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the Registrable Securities may be underwriting discounts and commissions under the U.S. Securities Act. Selling Shareholders who are “underwriters” within the meaning of Section 2(a)(11) of the U.S. Securities Act will be subject to the prospectus delivery requirements of the U.S. Securities Act.

To the extent required, the Registrable Securities to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this Prospectus.

In order to comply with the securities laws of some states, if applicable, the Registrable Securities may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Registrable Securities may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

S-14

We have advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the U.S. Exchange Act may apply to sales of Registrable Securities in the market and to the activities of the Selling Shareholders and their affiliates. In addition, to the extent applicable we will make copies of this Prospectus (as it may be supplemented or amended from time to time) available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the U.S. Securities Act. The Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the Registrable Securities against certain liabilities, including liabilities arising under the U.S. Securities Act.

We have agreed to indemnify the Selling Shareholders against liabilities, including liabilities under the U.S. Securities Act and state securities laws, relating to the registration of the Registrable Securities offered by this Prospectus.

The Corporation has advised the holders of Unit Shares that the anti-manipulation rules of Regulation M under the Exchange Act, may apply to sales of Unit Shares in the market and to the activities of the holders of Unit Shares and its affiliates. In addition, to the extent applicable the Corporation will make copies of this Prospectus Supplement (as it may be amended from time to time) available to the holders of Unit Shares for the purpose of satisfying the prospectus delivery requirements of the U.S. Securities Act. The holders of Unit Shares may indemnify any broker-dealer that participates in transactions involving the sale of the Unit Shares against certain liabilities, including liabilities arising under the U.S. Securities Act.

The Corporation has agreed to indemnify the holders of Unit Shares against liabilities, including liabilities under the U.S. Securities Act, the Exchange Act, or any other federal or state statutory law or regulation, or at common law or otherwise, relating to the registration of the Unit Shares registered by this Prospectus Supplement.

There can be no assurance that the holders of Unit Shares will sell any or all of the Unit Shares registered pursuant to the U.S. Registration Statement, of which this Prospectus Supplement and the accompanying Prospectus form a part.

The registration of the Unit Shares is being made in the United States pursuant to the Corporation’s U.S. Registration Statement, under the MJDS. Other than in the United States, no action has been taken by the Corporation that would permit the resale of the Unit Shares in any jurisdiction where action for that purpose is required. The Unit Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the registrations of the Unit Shares be distributed or published in any jurisdiction, except under circumstances that will not contravene the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement.

There is no assurance as to how many of the Warrants will be exercised, and accordingly, there is no assurance as to how many Warrant Shares will be issued pursuant to this Prospectus Supplement, if any. No party has any obligation to purchase any Warrant Shares qualified by this Prospectus Supplement.

Nasdaq and Toronto Stock Exchange Listing

The Common Shares are listed on the TSX and Nasdaq under the symbol “CRDL”. The Unit Shares and Warrant Shares have been approved for listing on the TSX, and notification of the issue of the Unit Shares and Warrant Shares has been provided to Nasdaq.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material Canadian federal income tax consequences relating to the ownership and disposition of Registrable Securities by a holder who is a beneficial owner of Registrable Securities acquired pursuant to this Offering and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), and at all relevant times: (i) deals at arm’s length with the Corporation and the Underwriter; (ii) is not affiliated with the Corporation or the Underwriter; and (iii) holds the Registrable Securities as capital property (a “Holder”). The Registrable Securities will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold, and is not deemed to use or hold, the Registrable Securities in connection with carrying on a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Holder who, at any relevant time, is, or is deemed to be, resident in Canada for the purposes of the Tax Act or to a Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act) and such Holders should consult their own tax advisors.

S-15

This summary is not applicable to a Holder (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules), (ii) an interest in which would be a “tax shelter investment” (as defined in the Tax Act), (iii) that is a “specified financial institution” (as defined in the Tax Act), (iv) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency, (v) that has entered or will enter into a “derivative forward agreement” or “synthetic disposition arrangement” (each as defined in the Tax Act) with respect to the Registrable Securities, or (vi) that receives dividends on the Registrable Securities under or as part of a “dividend rental arrangement” (as defined in the Tax Act). Such Holders should consult their tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of the Registrable Securities.

This summary is based upon: (i) the current provisions of the Tax Act and the regulations thereunder (“Regulations”) in force as of the date hereof; (ii) all specific proposals (“Proposed Amendments”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). No assurance can be given that the Proposed Amendments will be enacted or otherwise implemented in their current form, if at all. If the Proposed Amendments are not enacted or otherwise implemented as presently proposed, the tax consequences may not be as described below in all cases. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account other federal laws, the laws of any province or territory of Canada or the laws of any jurisdiction outside of Canada.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Generally, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Registrable Securities must be expressed in Canadian dollars based on the relevant exchange rate as determined in accordance with the Tax Act.

Exercise of Warrants

The exercise of a Warrant to acquire a Warrant Share will not constitute a disposition of property for the purposes of the Tax Act and, consequently, no gain or loss will be realized by a Holder upon the exercise of the Warrant to acquire a Warrant Share. A Warrant Share acquired by a Holder upon the exercise of a Warrant will have an aggregate cost to the Holder equal to the aggregate of the exercise price paid to acquire such share and the adjusted cost base to the Holder of the Warrant so exercised. The cost of each Warrant Share acquired by a Holder upon the exercise of Warrants will be averaged with the adjusted cost base to the Holder of all other Common Shares held by the Holder at that time as capital property to determine the adjusted cost base of each Warrant Share to the Holder.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited by the Corporation to a Non-Resident Holder on the Registrable Securities will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Dispositions of Registrable Securities

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of an Registrable Common Share unless the Registrable Common Share is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act at the time of disposition and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

S-16

Generally, an Registrable Common Share will not constitute taxable Canadian property of a Non-Resident Holder provided that the Registrable Securities are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and the Nasdaq) at the time of disposition, unless at any time during the 60 month period immediately preceding the disposition, (i) at least 25% of the issued shares of any class or series of the capital stock of the Corporation were owned by or belonged to one or any combination of (a) the Non- Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) at such time, more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or options in respect of, interests in, or for civil law rights in, such properties, whether or not such property exists. An Registrable Common Share may be deemed to be “taxable Canadian property” in certain other circumstances.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of an Registrable Common Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention, such Non-Resident Holder should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Registrable Securities by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase Registrable Securities pursuant to this Prospectus Supplement and hold such Registrable Securities as capital assets (generally, property held for investment).

This discussion is based on the Internal Revenue of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as financial institutions, banks, insurance companies, broker-dealers and traders in securities or currencies or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or government organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Registrable Securities as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” constructive sale or other integrated investment, persons required to accelerate the recognition of any item of gross income with respect to the Registrable Securities as a result of such income being recognized on an applicable financial statement, persons subject to the alternative minimum tax, persons that have a “functional currency” other than the U.S. dollar, persons that hold the securities other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes) or that hold securities in connection with a trade or business, permanent establishment, or fixed base outside the United States, persons that own directly, indirectly or through attribution, 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships (or arrangements treated as partnerships for U.S. federal income tax purposes) and other pass-through entities, and persons holding Registrable Securities through a partnership or other pass-through entity). U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of the Registrable Securities.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Registrable Securities that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that was in existence on August 20, 1996 and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Registrable Securities, the U.S. federal income tax consequences relating to an investment in the Registrable Securities will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Registrable Securities.

S-17

Persons considering an investment in Registrable Securities should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Registrable Securities, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company (“PFIC”) Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) at least 50% of the average value of its gross assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital (subject to a limited exception for working capital held for expenses reasonably expected to be paid within 90 days) or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based upon the current and expected composition of our income and assets, we were a PFIC for the taxable year ended December 31, 2024 and expect that we will be a PFIC for the current taxable year. Because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, including our use of proceeds from this Offering, and the value of our assets (which may be determined, in part, by reference to the market value of Registrable Securities, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.

If we are a PFIC in any taxable year during which a U.S. Holder owns Registrable Securities, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Registrable Securities, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Registrable Securities, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain rateably over the U.S. Holder’s holding period for Registrable Securities. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds Registrable Securities, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Registrable Securities, unless (i) we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Registrable Securities or (ii) for the period immediately preceding our cessation in meeting the tests described above the Registrable Securities were subject to a mark-to-market election or (iii) the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the deemed sale election is made, the U.S. Holder will be deemed to sell the Registrable Securities it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the year for which the deemed sale election is made, the U.S. Holder’s Registrable Securities would not be treated as shares of a PFIC unless we become a PFIC after that year.

If we are a PFIC for any taxable year during which a U.S. Holder holds Registrable Securities and we own a non-U.S. corporate subsidiary that is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any non-U.S. subsidiaries which we may own in the future.

S-18

For taxable years in which we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Registrable Securities if such U.S. Holder makes a valid “mark-to-market” election for our Registrable Securities. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Registrable Securities will be marketable stock as long as they remain listed on the Nasdaq or the TSX and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Registrable Securities held at the end of such taxable year over the adjusted tax basis of such Registrable Securities. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Registrable Securities over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Registrable Securities would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Registrable Securities in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to Registrable Securities for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Registrable Securities.

A U.S. Holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. Holders should be aware that there can be no assurance that we will satisfy the recordkeeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF election.

If we are a PFIC, a U.S. Holder will generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to the U.S. Holder’s U.S. federal income tax return for the tax year with respect to which the form should have been filed.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Registrable Securities, the consequences to them of an investment in a PFIC, any elections available with respect to the Registrable Securities and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Registrable Securities of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Registrable Securities generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Registrable Securities. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Registrable Securities, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

S-19

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Registrable Securities that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the Canada-United States Tax Convention (1980), as amended (the “Treaty”), which the IRS has determined is satisfactory for purposes of the qualified dividend rules, and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our Registrable Securities will generally be considered to be readily tradable on an established securities market in the United States if they remain listed on the Nasdaq. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences”, if the Treaty is applicable, or if the Registrable Securities are readily tradable on an established securities market in the United States, dividends paid on Registrable Securities will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of Registrable Securities

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Registrable Securities in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Registrable Securities. Such capital gain or loss generally will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or long-term capital loss if, on the date of sale, exchange or other disposition, the Registrable Securities were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Registrable Securities will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Foreign Tax Credit

Dividends paid on the Registrable Securities will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Registrable Securities generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, U.S. Treasury regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The U.S. Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations. Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the securities generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid or accrued (whether directly or through withholding) by a U.S. Holder during a particular year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Net Investment Income “Medicare” Tax

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Registrable Securities. If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your Registrable Securities.

S-20

Information Reporting and Backup Withholding

Under U.S. federal income tax laws certain U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. income tax return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless the securities are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938. U.S. Holders paying more than $100,000 for Registrable Securities may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Registrable Securities generally may be subject to information reporting and may also be subject to backup withholding tax, currently at the rate of 24%, unless the U.S. Holder provides its correct taxpayer identification number and complies with applicable certification procedures or otherwise establishes an exemption from backup withholding. In addition, if we are not provided with a U.S. Holder’s correct taxpayer identification number or other adequate basis for exemption, the U.S. Holder may be subject to certain penalties imposed by the IRS. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE REGISTRABLE SECURITIES. PERSONS CONSIDERING PURCHASING ANY REGISTRABLE SECURITIES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSIDERATIONS APPLICABLE TO THEM OF ACQUIRING, OWNING AND DISPOSING OF THE REGISTRABLE SECURITIES IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

WHERE YOU CAN FIND MORE INFORMATION

The Corporation has filed with the SEC the U.S. Registration Statement under the U.S. Securities Act relating to the offer and sale of our securities, of which this Prospectus Supplement forms a part. This Prospectus Supplement, the accompanying Base Shelf Prospectus and the documents incorporated by reference herein and therein, which form a part of the U.S. Registration Statement, do not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Information omitted from this Prospectus Supplement or the Base Shelf Prospectus but contained in the U.S. Registration Statement is available on EDGAR under the Corporation’s profile at www.sec.gov/edgar. Reference is made to such U.S. Registration Statement and the exhibits thereto for further information with respect to the Corporation and the Registrable Securities. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the U.S. Registration Statement. Each such statement is qualified in its entirety by such reference.

We are required to file with the various securities commissions or similar authorities in each of the applicable provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the informational requirements of the U.S. Exchange Act and, accordingly, file with, or furnish to, the SEC certain reports and other information. Under the MJDS adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Documents filed with, or furnished to, the SEC are available on EDGAR at www.sec.gov.

S-21

TRADING PRICE AND VOLUME

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Common Shares on the TSX for the 12 months preceding the date of this Prospectus Supplement:

Month	High (C$)	Low (C$)	Volume (#)
November 1-4, 2025	1.63	1.48	142,626
October 2025	1.93	1.41	3,702,110
September 2025	1.65	1.43	2,747,822
August 2025	2.05	1.31	4,754,442
July 2025	2.17	1.56	2,675,750
June 2025	2.04	1.64	1,360,812
May 2025	1.80	1.44	1,424,968
April 2025	1.63	1.09	2,143,442
March 2025	1.75	1.27	1,856,022
February 2025	2.12	1.51	1,172,096
January 2025	2.12	1.69	1,114,340
December 2024	2.30	1.76	1,575,290
November 2024	2.94	2.06	2,151,626
October 2024	2.76	2.14	2,541,680

The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the Common Shares on the Nasdaq for the 12 months preceding the date of this Prospectus Supplement:

Month	High ($)	Low ($)	Volume (#)
November 1-4, 2025	1.16	1.05	677,583
October 2025	1.38	0.99	17,873,568
September 2025	1.19	1.02	16,943,681
August 2025	1.49	0.94	28,692,118
July 2025	1.59	1.14	8,070,852
June 2025	1.50	1.18	4,765,062
May 2025	1.31	1.04	3,262,428
April 2025	1.18	0.77	3,880,460
March 2025	1.22	0.88	5,009,551
February 2025	1.51	1.06	5,036,224
January 2025	1.51	1.17	5,331,305
December 2024	1.67	1.22	8,317,461
November 2024	2.24	1.49	8,932,739
October 2024	2.05	1.56	13,900,466

S-22

PRIOR SALES

During the 12 months preceding the date of this Prospectus Supplement, the Corporation has issued Common Shares at the following prices:

Date of Issuance	Number of Common Shares	Issue Price (C$)
October 30, 2024(2)	40,000		N/A
November 25, 2024(2)	100,000		N/A
December 13, 2024(1)	84,000		N/A
December 17, 2024(2)	300,000		N/A
December 18, 2024(2)	400,000		N/A
December 18, 2024(1)	121,570		N/A
April 7, 2025(1)	20,000		N/A
April 11, 2025(1)	20,733		N/A
June 2, 2025(3)	25,000	US$	1.00
July 7, 2025(2)	376,667		N/A
July 8, 2025(2)	300,000		N/A
July 15, 2025(2)	10,563		N/A
July, 21, 2025(2)	300,000		N/A
July 29, 2025(2)	50,000		N/A
August 7, 2025(2)	10,067		N/A
August 8, 2025(2)	7,426		N/A
August 15, 2025(2)	50,000		N/A
August 15, 2025(1)	26,750		N/A
August 18, 2025(1)	18,750		N/A
August 18, 2025(2)	298,000		N/A
August 20, 2025(2)	7,732		N/A
August 21, 2025(4)	1,236,363		N/A
August 26, 2025(4)	487,637		N/A
August 29, 2025(2)	13,158		N/A
August 29, 2025(1)	75,250		N/A
September 3, 2025(2)	300,000		N/A
September 4, 2025(2)	4,819		N/A
September 8, 2025(1)	110,002		N/A
September 22, 2025(4)	817,500		N/A
September 22, 2025(2)	7,813		N/A
September 25, 2025(4)	272,500		N/A
October 1, 2025(2)	36,534		N/A
October 1, 2025(1)	133,334		N/A
October 6, 2025(2)	6,997		N/A
October 7, 2025(2)	88,667		N/A
October 17, 2025	9,955,000	US$	1.00
October 20, 2025	1,470,000	US$	1.00
October 21, 2025(2)	310,000		N/A
October 23, 2025(2)	50,000		N/A
October 27, 2025(2)	8,152		N/A
TOTAL	17,950,984		N/A

Notes:

(1)	Common Shares issued pursuant to the redemption of restricted share units.
(2)	Common Shares issued pursuant to the redemption of performance share units.
(3)	Common Shares issued pursuant to the exercise of stock options.
(4)	Common Shares issued pursuant to settlement of payables for performance share units.

S-23

During the 12 months preceding the date of this Prospectus Supplement, the Corporation has issued the following securities convertible into Common Shares at the following prices:

Date of Issuance	Type of Security Issued	Number of Securities Issued		Issue/Exercise Price per Security ($)
December 11, 2024(1)	Options	30,000		C$	2.07
December 16, 2024(1)	Performance Share Units	600,000			N/A
March 10, 2025(1)	Options	1,200,000	(2)	US$	1.13
April 30, 2025(1)	Performance Share Units	50,000			N/A
May 8, 2025(1)	Performance Share Units	24,000			N/A
May 16, 2025(1)	Performance Share Units	508,000			N/A
May 26, 2025(1)	Options	30,000		C$	1.50
May 26, 2025(1)	Options	100,000		C$	2.12
May 26, 2025(1)	Options	120,000		US$	1.09
May 30, 2025(1)	Options	60,000		US$	1.16
June 20, 2025(1)	Performance Share Units	275,000			N/A
July 7, 2025(1)	Performance Share Units	235,000			N/A
July 15, 2025(1)	Performance Share Units	100,000			N/A
July 18, 2025(1)	Performance Share Units	236,000			N/A
July 21, 2025(1)	Performance Share Units	300,000			N/A
July 22, 2025(1)	Options	50,000		C$	1.67
July 29, 2025(1)	Performance Share Units	50,000			N/A
August 12, 2025(1)	Performance Share Units	1,724,000			N/A
August 18, 2025(1)	Performance Share Units	298,000			N/A
September 1, 2025(1)	Performance Share Units	10,000			N/A
September 3, 2025(1)	Performance Share Units	326,000			N/A
September 4, 2025(1)	Performance Share Units	40,000			N/A
September 17, 2025(1)	Performance Share Units	1,090,000			N/A
September 30, 2025(1)	Restricted Share Units	147,242			N/A
October 1, 2025(1)	Performance Share Units	35,000			N/A
October 17, 2025	Warrants	4,977,500		US$	1.35
October 20, 2025	Warrants	735,000		US$	1.35
TOTAL		13,350,742			N/A

Notes:

(1)	Stock options, restricted share units, and performance share units issued pursuant to the Corporation’s Omnibus Equity Incentive Plan. Each stock option, restricted share unit, and performance share unit is exercisable for one Common Share.
(2)	1,000,000 of these stock options were cancelled on May 16, 2025, and 400,000 performance share units were issued as a replacement on May 16, 2025.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Borden Ladner Gervais LLP.

Certain legal matters relating to United States law will be passed upon on behalf of the Corporation by Troutman Pepper Locke LLP.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar in Canada and in the United States for the Registrable Securities is Odyssey Trust Company, Trader’s Bank Building 702 – 67 Yonge Street, Toronto, ON M5E 1J8.

INDEPENDENT AUDITOR

Our auditors, BDO Canada LLP, Chartered Professional Accountants, of Oakville, Ontario report that they are independent from us within the meaning of the Rules of Professional Conduct of Ontario, and in accordance with applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

S-24

RISK FACTORS

An investment in Registrable Securities is subject to a number of risks, including those set forth in our Annual Information Form and in the management’s discussion and analysis for our most recently completed financial year and in the Base Shelf Prospectus. Prospective investors should carefully consider these risks in addition to information contained in this Prospectus Supplement and the information incorporated by reference herein, as well as the following risk factors, before purchasing Registrable Securities:

An investment in Registrable Securities is speculative and investors may lose their entire investment.

An investment in Registrable Securities is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in investments that involve significant risk and who can afford to lose their entire investment should consider an investment in the Corporation. There can be no assurance regarding the amount of income to be generated by the Corporation. Common Shares are equity securities of the Corporation and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Corporation to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of the Common Shares on any date in the future. The market value of the Common Shares may deteriorate if the Corporation is unable to generate sufficient positive returns, and that deterioration may be significant.

Management will have broad discretion as to the use of the proceeds from the issue of the Warrant Shares, if any, and may not use the proceeds effectively.

The proceeds from the sale or other disposition of the Unit Shares and Warrant Shares covered by this Prospectus Supplement are solely for the account of the Selling Shareholders. Accordingly, the Corporation will not receive any proceeds from the sale or other disposition of the Unit Shares or Warrant Shares by the Selling Shareholders. The net proceeds received from the sale or other disposition of the Unit Shares or Warrant Shares by the Selling Shareholders, if any, is unknown.

The Corporation intends to use the net proceeds from the issue of Warrant Shares, if any, as set forth in this Prospectus Supplement under the heading “Use of Proceeds”; however, management of the Corporation maintains broad discretion concerning the use of the net proceeds thereof as well as the timing of their expenditure. Management of the Corporation may re-allocate the net proceeds from the issue of the Warrant Shares, if any, other than as described under the heading “Use of Proceeds” and in ways that a purchaser may not consider desirable, if management of the Corporation believes it would be in the Corporation’s best interest to do so. Until utilized, the net proceeds from the issue of the Warrant Shares, if any, will be held in cash balances in the Corporation’s bank account or invested at the discretion of the Board of the Corporation. As a result, a purchaser will be relying on the judgment of management of the Corporation for the application of such net proceeds. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation’s business, financial condition and results of operations may suffer, which could adversely affect the price of the Common Shares in the market.

We may issue additional equity or convertible debt securities in the future, which may result in additional dilution to you.

The Corporation may raise funds in the future through the sale of additional securities of the Corporation. Any such issuances may dilute the interests of holders of Common Shares and may have a negative impact on the market price of the Common Shares, including the Registrable Securities registered hereunder.

The Corporation has a history of negative cash flow.

The Corporation has had negative operating cash flow since inception. The Corporation cannot guarantee that it will attain or maintain positive cash flow status in the future. To the extent that the Corporation has negative cash flow in any future period, certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities in these periods. See “Use of Proceeds”.

S-25

Raising additional capital may restrict our operations or require us to relinquish rights to our technologies or product candidates, and if we sell our Common Shares in future financings, shareholders may experience immediate dilution and, as a result, the market price of our Common Shares may decline.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, partnerships and marketing, distribution or licensing arrangements. We do not have any committed external source(s) of funds. We may also from time to time issue additional Common Shares at a discount from the then current trading price of our Common Shares. As a result, our shareholders would experience immediate dilution upon the purchase of our Common Shares sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred shares or Common Shares. If we issue Common Shares or securities convertible into Common Shares, our shareholders would experience additional dilution and, as a result, our share price may decline. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through partnerships or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

The Corporation’s Common Shares are subject to market price volatility.

The market price of Common Shares may be adversely affected by a variety of factors relating to the Corporation’s business, including fluctuations in the Corporation’s operating and financial results, the results of any public announcements made by the Corporation and its failure to meet analysts’ expectations. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of Common Shares for reasons unrelated to the Corporation’s performance. Additionally, the value of Common Shares is subject to market value fluctuations based upon factors that influence the Corporation’s operations, such as legislative or regulatory developments, competition, technological change, global capital market activity and changes in interest and currency rates. There can be no assurance that the market price of Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

The Annual Information Form, Annual MD&A, and the Interim MD&A are incorporated by reference in this Prospectus Supplement and discuss, among other things, known material trends and events and risks or uncertainties that are reasonably expected to have a material effect on the Corporation’s business, financial condition or results of operations.

The market value of Common Shares may also be affected by the Corporation’s financial results and political, economic, financial, and other factors that can affect the capital markets generally, the stock exchanges on which Common Shares are traded and the market segments in which the Corporation is a part.

The Corporation has not declared and paid dividends in the past and may not declare and pay dividends in the future.

Any decision to declare and pay dividends in the future will be made at the discretion of the Corporation’s Board and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Corporation’s Board may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

The Corporation believes that it was a “PFIC” for U.S. federal income tax purposes for the year ended December 31, 2024, and expects that it may be a PFIC for the current taxable year which would subject U.S. investors that hold the Corporation’s Registrable Securities to potentially significant adverse U.S. federal income tax consequences.

If the Corporation is classified as a PFIC for U.S. federal income tax purposes in any taxable year, U.S. investors holding the Corporation’s Registrable Securities generally will be subject, in that taxable year and all subsequent taxable years (whether or not the Corporation continued to be a PFIC), to certain adverse U.S. federal income tax consequences. The Corporation will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (including the income and assets of 25% or more owned subsidiaries), either (i) 75% or more of its gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to “passive assets” (assets that produce or are held for the production of passive income).

Based upon the current and expected composition of the Corporation’s income and assets, the Corporation believes that it was a PFIC for the taxable year ended December 31, 2024, and expects that it may be a PFIC for the current taxable year. Because the Corporation’s PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of the Corporation’s assets and income, including the Corporation’s use of proceeds from this Offering, and the value of the Corporation’s assets (which may be determined, in part, by reference to the market value of Registrable Securities, which may be volatile) over the course of such taxable year, the Corporation may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that the Corporation will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge the Corporation’s classification of certain income and assets as non-passive, which may result in the Corporation being or becoming a PFIC in the current or subsequent years.

S-26

If the Corporation is a PFIC for any year during the holding period of a U.S. Holder (as defined in “Certain U.S. Federal Income Tax Considerations” below), then such U.S. Holder generally will be required to treat any gain realized upon a disposition of Registrable Securities, or any “excess distribution” received on its Registrable Securities, as ordinary income ratably allocated over its holding period, and to pay an interest charge on the underpayment of tax attributable to such gain or distribution, unless the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Registrable Securities. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. However, U.S. Holders should be aware that there can be no assurance that the Corporation will satisfy the recordkeeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Registrable Securities. A U.S. Holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Registrable Securities over the taxpayer’s basis therein. Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Registrable Securities.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is incorporated under, and governed by, the laws of the province of Ontario and the laws of Canada applicable therein. Many of its officers and directors and experts named in this Prospectus Supplement and the Base Shelf Prospectus are resident outside of the United States, and a majority of their assets, and the assets of Cardiol, are located outside the United States. As a result, it may be difficult for U.S. investors to effect service of process within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors, officers or experts under U.S. federal securities laws. There is doubt as to whether Canadian courts would enforce the civil liability claims brought under United States federal securities laws in original actions and/or enforce claims for punitive damages. A final judgment for a liquidated sum in favour of a private litigant granted by a United States court and predicated solely upon civil liability under United States federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon United States federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

Cardiol has filed with the SEC, concurrently with the filing of its U.S. Registration Statement of which this Prospectus Supplement and the Base Shelf Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, Cardiol appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving Cardiol in a U.S. court arising out of or related to or concerning the Offering of the Registrable Securities under the U.S. Registration Statement. However, it may be difficult for United States investors to effect service of process within the United States upon those officers or directors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of such officers or directors under United States federal securities laws or the securities or “Blue Sky” laws of any state within the United States.

S-27

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in all of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but is not yet effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This short form prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Corporate Secretary of Cardiol Therapeutics Inc. at 602-2265 Upper Middle Road East, Oakville, Ontario L6H 0G5, tel.: (289) 910-0850, and are also available electronically at www.sedarplus.ca.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 12, 2024

CARDIOL THERAPEUTICS INC.

US $150,000,000

Common Shares
Debt Securities
Warrants
Subscription Receipts
Units

Cardiol Therapeutics Inc. (the “Corporation” or “Cardiol” or “we”) may offer and sell, from time to time (the “Offerings”), Class A common shares of the Corporation (“Common Shares”), debt securities (“Debt Securities”), warrants to purchase securities (“Warrants”) or subscription receipts (“Subscription Receipts”) or any combination of such securities (“Units”) (all of the foregoing collectively, the “Securities”) up to an aggregate initial offering price of US $150,000,000 in aggregate (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto) (the “Prospectus”), remains effective. Securities offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets, or securities by us or one of our subsidiaries. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of among other things, Securities, cash, and assumption of liabilities.

The Corporation was incorporated under the laws of the Province of Ontario, Canada. The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the “MJDS”), to prepare this Prospectus and any Prospectus Supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and may not be comparable to financial statements of United States companies. The Corporation’s financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (the “SEC”).

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of the Province of Ontario, Canada, that most of our officers and directors are residents of Canada, that many of the experts named in this Prospectus may be residents of Canada, and that most or all of our assets and the assets of said persons are located outside of the United States. See “Enforcement of Judgments Against Foreign Persons or Companies.”

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered and sold may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to Cardiol. See “Plan of Distribution”.

The specific terms of the Securities with respect to a particular Offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered, the currency (which may be United States dollars, Canadian dollars, or any other currency), the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered, (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, where the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities and any other terms specific to the Debt Securities being offered, (iii) in the case of Warrants, the number of such Warrants offered, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered, (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities or Warrants, as the case may be, the currency in which the Subscription Receipts are issued and any other terms specific to the Subscription Receipts being offered, and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Subscription Receipts or Debt Securities comprising the Units and the currency in which the Units are issued. Where required by statute, regulation, or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters or dealers purchasing as principals, directly to one or more other purchasers, or through agents pursuant to applicable statutory exemptions.

A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers, or agents involved in the Offering and sale of the Securities and will set forth the terms of the Offering, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions, or other compensation payable to the underwriters, dealers, or agents, and any other material terms of the plan of distribution.

The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Corporation from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer, or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Corporation and, to the extent applicable, any fees, discounts, concessions, or any other compensation payable to underwriters, dealers, or agents and any other material terms. The Prospectus Supplement may qualify an “at-the-market distribution” (as such term is defined in National Instrument 44-102 — Shelf Distributions). See “Plan of Distribution”.

In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, unless otherwise specified in a Prospectus Supplement, the underwriters, dealers, or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain, or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted, or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’, or agents’ over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “CRDL”, and our outstanding Common Shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CRDL”. On July 11, 2024, the last trading day of the Common Shares prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $2.85, and the closing price of the Common shares on the Nasdaq was US$2.08. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, the Warrants, the Subscription Receipts, and the Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities, and the extent of issuer regulation. See “Risk Factors”.

Investors should be aware that the acquisition, holding, or disposition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein. You should read the tax discussion contained in the applicable Prospectus Supplement, if any, with respect to a particular Offering of the Securities and consult your own tax advisor with respect to your own particular circumstances.

Investing in the Securities involves significant risks. Prospective investors should carefully consider the risk factors described under the heading “Risk Factors” in this Prospectus, in the applicable Prospectus Supplement with respect to a particular Offering and in the documents incorporated by reference herein and therein.

No underwriter, dealer, or agent has been involved in the preparation of this Prospectus or performed any review of the content of this Prospectus.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA (the Canadian Overnight Repo Rate Average), SOFR (the Secured Overnight Financing Rate), EURIBOR (the Euro Interbank Offered Rate) or a United States federal funds rate.

The registered and head office of the Corporation is located at Suite 602 — 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5.

Dr. Guillermo Torre-Amione, Michael Willner, Colin Stott, Jennifer Chao, and Teri Loxam, directors of the Corporation, reside outside of Canada. Although Dr. Torre-Amione, Mr. Willner, Mr. Stott, Ms. Chao, and Ms. Loxam will appoint Cardiol Therapeutics Inc., Suite 602 — 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5 as their agent for service of process in Canada, investors are advised that it may not be possible for investors to enforce judgments obtained in Canadian courts predicated upon civil liability provisions of applicable securities law in Canada.

You should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. We have not authorized anyone to provide you with different information. We are not making an offer of the Securities in any jurisdiction where such offer is not permitted. You should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this Prospectus and any Prospectus Supplement, unless the context otherwise requires, the terms “we”, “our”, “us” and the “Corporation” refer to Cardiol Therapeutics Inc. References to dollars or “$” are to Canadian currency unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This Prospectus and other publicly available documents, including the documents that are incorporated by reference in this Prospectus and in such publicly available documents, includes certain “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Information”).

Forward-looking information can be identified by words or phrases such as “may”, “might”, “could”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict”, or “likely”, or the negative of these terms, or other similar expressions or references to future periods. All information other than historical facts, included in this Prospectus that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s business, operations, plans and other such matters is intended to identify forward-looking information. Statements containing forward- looking information are not historical facts. The Corporation has based this forward-looking information on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy, and financial needs. The forward-looking information includes, among other things, statements relating to:

•	our anticipated cash needs, and the need for additional financing;

•	our development of our product candidates for use in testing, research, preclinical studies, clinical studies, and commercialization;

•	our ability to develop new routes of administration of our product candidates, including parenteral, for use in testing, research, preclinical studies, clinical studies, and commercialization;

•	our ability to develop new formulations of our product candidates for use in testing, research, preclinical studies, clinical studies, and commercialization;

•	the successful development and commercialization of our current product candidates and the addition of future products and product candidates;

•	the ability of our product delivery technologies to deliver our product candidates to inflamed and/or fibrotic tissue;

•	our intention to build a pharmaceutical brand and our products focused on addressing inflammation and fibrosis in heart disease, including acute myocarditis, recurrent pericarditis, and heart failure;

•	the expected medical benefits, viability, safety, efficacy, effectiveness, and dosing of our product candidates;

•	patents and intellectual property, including, but not limited to, our (a) ability to procure, defend, and/or enforce our intellectual property relating to our products, product formulations, routes of administration, product candidates, and associated uses, methods, and/or processes, and (b) freedom to operate;

•	our competitive position and the regulatory environment in which we operate;

•	the molecular targets and mechanism of action of our product candidates;

•	our financial position; our business strategy; our growth strategies; our operations; our financial results; our dividend policy; our plans and objectives; and

•	expectations of future results, performance, achievements, prospects, opportunities, or the market in which we operate.

In addition, any statements that refer to expectations, intentions, projections, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking information is based on certain assumptions and analyses made by the Corporation in light of the experience and perception of historical trends, current conditions, and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with this forward-looking information. Given these risks, uncertainties, and assumptions, prospective purchasers of Securities should not place undue reliance on this forward-looking information. Whether actual results, performance, or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions, and other factors, including those listed under “Risk Factors”, which include:

•	the inherent uncertainty of product development including testing, research, preclinical studies and clinical trials;

•	our requirement for additional financing;

•	our negative cash flow from operations;

•	our history of losses;

•	dependence on the success of our early-stage product candidates which may not generate revenue, if approved;

•	reliance on management, loss of members of management or other key personnel, or an inability to attract new management team members;

•	our ability to successfully design, initiate, execute, and complete clinical trials, including the high cost, uncertainty, and delay of clinical trials and additional costs associated with any failed clinical trials;

•	the uncertainty our investigational products will have a therapeutic benefit in the clinical indications we are pursuing;

•	potential equivocal or negative results from clinical trials and their adverse impacts on our future commercialization efforts;

•	our ability to receive and maintain regulatory exclusivities in multiple jurisdictions, including Orphan Drug Designations/Approvals, for our product candidates;

•	delays in achievement of projected development goals;

•	management of additional regulatory burdens;

•	volatility in the market price for the Securities;

•	failure to protect and maintain and the consequential loss of intellectual property rights;

•	third-party claims relating to misappropriation by the Corporation of their intellectual property;

•	reliance on third parties to conduct and monitor our pre-clinical studies and clinical trials;

•	our product candidates being subject to controlled substance laws which may vary from jurisdiction to jurisdiction;

•	changes in laws, regulations, and guidelines relating to our business, including tax and accounting requirements;

•	our reliance on early-stage research regarding the medical benefits, viability, safety, efficacy, and dosing of our product candidates;

•	claims for personal injury or death arising from the use of our future products and product candidates;

•	uncertainty relating to market acceptance of our product candidates, if approved;

•	our lack of experience in commercializing any products, including selling, marketing, or distributing pharmaceutical products;

•	securing third-party payor reimbursement for our product candidates, if approved;

•	the level of pricing and reimbursement for our product candidates, if approved;

•	our dependence on contract manufacturers;

•	unsuccessful collaborations with third parties;

•	business disruptions affecting third-party suppliers and manufacturers;

•	lack of control in future production and selling prices of our product candidates, if approved;

•	competition in our industry;

•	our inability to develop new technologies and products and the obsolescence of existing technologies and products;

•	unfavorable publicity or consumer perception towards any products for which we receive marketing authorization;

•	product liability claims and product recalls;

•	expansion of our business to other jurisdictions;

•	fraudulent activities of employees, contractors, and consultants;

•	our reliance on key inputs and their related costs;

•	difficulty associated with forecasting demand for products;

•	operating risk and insurance coverage;

•	our inability to manage growth;

•	conflicts of interest among our officers and directors;

•	managing damage to our reputation and third-party reputational risks;

•	relationships with customers and third-party payors and consequential exposure to applicable anti kickback, fraud, and abuse and other healthcare laws;

•	exposure to information systems security threats;

•	no dividends for the foreseeable future;

•	future sales of Common Shares by existing shareholders causing the market price for the Common Shares to fluctuate;

•	the issuance of Common Shares in the future causing dilution;

•	events outside of our control could adversely affect our operations;

•	our ability to remediate any material weakness in our internal control over financial reporting;

•	global geo-political events, and the responses of governments having a significant effect on the world economy; and

•	failure to meet regulatory or ethical expectations on environmental impact, including climate change.

If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those anticipated in the forward-looking information.

Although the Corporation has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated. The Corporation does not undertake to update forward-looking information if circumstances or management estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to unduly rely on forward-looking information.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys, and forecasts), and management studies and estimates.

Unless otherwise indicated, our estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and include assumptions made by us which we believe to be reasonable based on our knowledge of our industry and markets. Although Cardiol believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties inherent in any statistical survey. Our internal research and assumptions have not been verified by any independent source, and we have not independently verified any third-party information. While we believe the market position, market opportunity, and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry and markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Forward Looking Information” and “Risk Factors”.

TRADEMARKS AND TRADE NAMES

This Prospectus includes trademarks and trade names, such as “Cardiol”, and “CardiolRx”, which are protected under applicable intellectual property laws and are the property of the Corporation. All other trademarks used in this Prospectus are the property of their respective owners.

ENFORCEMENT OF CANADIAN JUDGMENTS AGAINST FOREIGN PERSONS

Five of our directors reside outside of Canada and at the time of filing the final short form base shelf prospectus they will each appoint the following agent for service of process:

Name of Person	Name and Address of Agent
Dr. Guillermo Torre-Amione	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5

Michael J. Willner	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5

Colin Stott	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5

Jennifer Chao	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5

Teri Loxam	Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

ENFORCEMENT OF CIVIL LIABILITIES

The Corporation is governed by the laws of Ontario and its principal place of business is outside the United States. The majority of the directors and officers of the Corporation and the experts named under “Interest of Experts” herein are resident outside of the United States and a substantial portion of the Corporation’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.

The Corporation filed with the SEC, concurrently with the U.S. Registration Statement (as defined below), an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed C T Corporation System, with an address at 1015 15th Street N.W., Suite 1000, Washington, D.C., 20005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of Securities under the U.S. Registration Statement (as defined below).

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All references to “$” or “dollars” in this Prospectus are to Canadian dollars, unless otherwise indicated. The following table sets out the high and low rates of exchange for one United States dollar expressed in Canadian dollars during each of the following periods, the average rate of exchange for those periods and the rate of exchange in effect at the end of each of those periods, each based on the rate of exchange published by the Bank of Canada for conversion of United States dollars into Canadian dollars.

	Three Months Ended		Year Ended
	March 31, 2023	March 31, 2024	December 31, 2022	December 31, 2023
Highest rate during the period	1.3807	1.3593	1.3856	1.3875
Lowest rate during the period	1.3312	1.3316	1.2451	1.3128
Average rate for the period	1.3526	1.3486	1.3011	1.3497
Rate at the end of the period	1.3533	1.355	1.3544	1.3226

On July 11, 2024, the last banking day prior to the date of this Prospectus, the rate of exchange posted by the Bank of Canada for conversion of United States dollars into Canadian dollars was US$1.00 equals $1.3624. No representation is made that United States dollars could be converted into Canadian dollars at that rate or any other rate.

FINANCIAL INFORMATION

Financial statements included or incorporated by reference herein have been prepared in accordance with IFRS as issued by the IASB and may not be comparable to financial statements of United States companies. Our financial statements are subject to audit in accordance with Canadian generally accepted auditing standards and/or the standards of the PCAOB and our auditor is subject to both Canadian auditor independence standards and the auditor independence standards of the PCAOB and the SEC.

WHERE TO FIND ADDITIONAL INFORMATION

This Prospectus is part of a registration statement on Form F-10 (the “U.S. Registration Statement”) that the Corporation has filed with the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), relating to the Securities. Under the U.S. Registration Statement, the Corporation may, from time to time, sell Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of US $150,000,000. This Prospectus, which forms a part of the U.S. Registration Statement, provides you with a general description of the Securities that the Corporation may offer and does not contain all of the information contained in the U.S. Registration Statement, certain items of which are contained in the exhibits to the U.S. Registration Statement, as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the U.S. Registration Statement.” Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Corporation sells Securities under U.S. Registration Statement, the Corporation will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described under the heading “Documents Incorporated by Reference.” This Prospectus does not contain all of the information set forth in the U.S. Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, or the schedules or exhibits that are part of the U.S. Registration Statement. Investors in the United States should refer to the U.S. Registration Statement and the exhibits thereto for further information with respect to the Corporation and the Securities.

The Corporation is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), in addition to the continuous disclosure requirements under applicable Canadian securities laws. In accordance with such requirements, we will file reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

Reports and other information filed by us with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. You may read and download any public document that we have filed with securities commission or similar regulatory authorities in Canada, on SEDAR+ at www.sedarplus.ca.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada (collectively, the “Commissions”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at 2265 Upper Middle Road East, Suite 602, Oakville, Ontario L6H 0G5, tel.: (289) 910-0850. These documents are also available through the internet on SEDAR+, which can be accessed online at www.sedarplus.ca.

The following documents of the Corporation, filed by the Corporation with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual report on Form 20-F dated April 1, 2024 (the “Annual Report”) for the year ended December 31, 2023;

(b)	the audited financial statements for the years ended December 31, 2023, December 31, 2022, and December 31, 2021, together with its related notes and auditors’ report dated April 1, 2024;

(c)	the management’s discussion and analysis for the year ended December 31, 2023 (the “Annual MD&A”);

(d)	the management information circular dated May 13, 2024, for the annual meeting of shareholders of the Corporation held on June 26, 2024;

(e)	the material change report dated September 20, 2023, filed with respect to the Corporation’s collaborative research centers’ preparedness to enroll patients in ARCHER, the Corporation’s Phase II clinical trial of CardiolRx for acute myocarditis;

(f)	the material change report dated October 11, 2023, filed with respect to certain positive study results from one of its international collaborating research centers;

(g)	the material change report dated February 26, 2024, filed with respect to the Corporation’s announcement that the United States Food and Drug Administration (“FDA”) has granted Orphan Drug Designation for the Corporation’s lead small molecule drug candidate for the treatment of pericarditis;

(h)	the interim financial statements for the three months ended March 31, 2024, together with its related notes; and

(i)	the management’s discussion and analysis for the quarter ended March 31, 2024 (the “Interim MD&A”).

Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 — Short Form Prospectus Distributions that are filed by the Corporation with the Commissions after the date of this Prospectus and prior to the termination of an Offering under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus.

Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into this Prospectus, if filed by the Corporation with the Commissions after the date of this Prospectus and before the expiry of this Prospectus, are deemed to be incorporated by reference in this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Corporation to the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the U.S. Registration Statement of which this Prospectus forms a part (in the case of Form 6-K and Form 8-K, if and to the extent set forth therein). The Corporation may also incorporate other information filed with or furnished to the SEC under the U.S. Exchange Act, provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an Offering will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the Offering covered by that Prospectus Supplement.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

Reference to the Corporation’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Corporation disclaims any such incorporation by reference.

DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the U.S. Registration Statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:

i.	the documents listed under “Documents Incorporated by Reference” in this Prospectus;

ii.	the consent of BDO LLP, the Corporation’s independent auditor;

iii.	the consent of Borden Ladner Gervais LLP, the Corporation’s Canadian counsel;

iv.	the powers of attorney from certain of the Corporation’s directors and officers; and

v.	the form of debt indenture.

A copy of the form of any applicable warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

SUMMARY DESCRIPTION OF THE BUSINESS

Overview of the Corporation

The Corporation is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart diseases. The Corporation’s lead drug candidate, CardiolRxTM (cannabidiol) oral solution, is pharmaceutically manufactured and is currently in clinical development for use in the treatment of two heart diseases. It is recognized that cannabidiol inhibits activation of the inflammasome pathway, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with myocarditis, pericarditis, and heart failure.

Concurrently with the Corporation’s initial public offering, the Common Shares commenced trading on the TSX on December 20, 2018. On August 10, 2021, the Common Shares commenced trading on the Nasdaq.

Cardiol has received Investigational New Drug (“IND”) application authorization from the FDA to conduct clinical studies to evaluate the efficacy and safety of CardiolRx in two rare diseases affecting the heart: (i) a Phase II multi-center open-label pilot study in recurrent pericarditis (the “MAvERIC-Pilot study”; NCT05494788), an inflammatory disease of the pericardium which is associated with symptoms including debilitating chest pain, shortness of breath, and fatigue, and results in physical limitations, reduced quality of life, emergency department visits, and hospitalizations; and (ii) a Phase II multi-national, randomized, double- blind, placebo-controlled trial (the “ARCHER trial”; NCT05180240) in acute myocarditis, an important cause of acute and fulminant heart failure in young adults and a leading cause of sudden cardiac death in people less than 35 years of age.

The FDA has granted Orphan Drug Designation to CardiolRx for the treatment of pericarditis, which includes recurrent pericarditis. The Corporation has completed patient enrollment of the MAvERIC-Pilot study. The Corporation is also planning to pursue Orphan Drug Designation for CardiolRx for the treatment of acute myocarditis. The U.S. Orphan Drug Designation program was created to provide the sponsor of a drug or biologic significant incentives, including seven-year marketing exclusivity and exemptions from certain FDA fees, to develop treatments for diseases that affect fewer than 200,000 people in the U.S. Products with Orphan Drug Designation also frequently qualify for accelerated regulatory review. The program was successfully utilized to support the first FDA approval of another form of oral cannabidiol solution for the treatment of seizures associated with rare pediatric epilepsy syndromes. The European Commission’s European Medicines Agency (“EMA”) has a similar orphan medicine product program for rare diseases.

The Corporation also received on August 21, 2021, IND application authorization from the FDA to conduct the ARCHER trial, a Phase II multi-national, randomized, double-blind, placebo-controlled trial designed to evaluate the efficacy and safety of CardiolRx in acute myocarditis. Myocarditis is an acute inflammatory condition of the heart muscle (myocardium) characterized by chest pain, impaired cardiac function, atrial and ventricular arrhythmias, and conduction disturbances. Although the symptoms are often mild, myocarditis remains an important cause of acute and fulminant heart failure and is a leading cause of sudden cardiac death in people under 35 years of age. Although viral infection is the most common cause of myocarditis, the condition can also result from administration of therapies used to treat several common cancers, including chemo-therapeutic agents and immune checkpoint inhibitors. There are no FDA-approved therapies for acute myocarditis, which affects an estimated 54,000 people in the U.S. per year. Patients hospitalized with acute myocarditis experience an average 7-day length of stay and a 6% risk of in-hospital mortality, with average hospital charge per stay estimated at $110,000 in the U.S. Severe cases frequently require ventricular assist devices or extracorporeal oxygenation and may necessitate heart transplantation.

In addition, the Corporation is developing a novel subcutaneously administered drug formulation of cannabidiol intended for use in heart failure — a leading cause of death and hospitalization in the developed world, with associated healthcare costs in the United States exceeding $30 billion annually.1

Further information regarding the Corporation and its business is set out in the Annual Report and the materials incorporated by reference herein. See “Documents Incorporated by Reference”.

RECENT DEVELOPMENTS

On February 15, 2024, the Corporation announced that the FDA granted Orphan Drug Designation for the Corporation’s lead small molecule drug candidate for the treatment of pericarditis, which includes recurrent pericarditis. The United States Orphan Drug Designation program was created to provide the sponsor of a drug or biologic with significant incentives, including seven-year marketing exclusivity and exemptions from certain FDA fees, to develop treatments for diseases that affect fewer than 200,000 people in the United States. Products with Orphan Drug Designation also frequently qualify for accelerated regulatory review via Fast Track, Breakthrough Therapy, or Priority Review designations. The program was successfully utilized to support the first FDA approval of cannabidiol for the treatment of seizures associated with rare pediatric epilepsy syndromes. The European Commission’s European Medicines Agency has a similar orphan medicine product program for rare diseases.

On February 21, 2024, the Corporation announced the completion of patient enrollment in the MAvERIC- Pilot study investigating the safety, tolerability, and efficacy of CardiolRx in patients with recurrent pericarditis. In addition, the Corporation announced that it expects to report topline results from the MAvERIC-Pilot study in the second quarter of 2024.

On May 14, 2024, the Corporation announced its Phase II ARCHER trial was the subject of an oral presentation at the World Congress on Acute Heart Failure 2024 in Lisbon, Portugal at the annual congress of the Heart Failure Association of the European Society of Cardiology (“ESC”).

The trial design, rationale, and blinded baseline data on the first 50 patients randomized into ARCHER was presented by Univ.-Prof. Dr. med. Carsten Tschöpe from the Berlin Institute of Health — Charité on behalf of the ARCHER Study Group, an independent steering committee comprising distinguished thought leaders in heart failure and myocarditis from international centers of excellence who contributed to the design and execution of ARCHER. Concurrent with the presentation the journal ESC Heart Failure, which is dedicated to advancing knowledge about heart failure worldwide, has accepted the manuscript describing the rationale and design of the ARCHER trial for publication.

On June 13, 2024, the Corporation reported 8-week clinical data from its Phase II open-label MAvERIC-Pilot study investigating the impact of CardiolRx™ administered to patients with symptomatic recurrent pericarditis. The data showed a substantial reduction in the primary efficacy endpoint of patient-reported pericarditis pain at the end of the 8-week treatment period (“TP”), as well as normalization of inflammation — as measured by C-reactive protein (“CRP”) — in 80% of patients with elevated CRP at baseline.

MAvERIC-Pilot study enrolled 27 patients diagnosed with symptomatic recurrent pericarditis. Each patient had a high disease burden as reflected in the mean baseline pericarditis pain score of 5.8 out of 10, and by the number of previous episodes of pericarditis: 9 patients (33%) with 2 previous episodes; 9 (33%) with 3; 4 (15%) with 4; and 5 (19%) with >4.

1	Tsao CW et al.; American Heart Association Council on Epidemiology and Prevention Statistics Committee and Stroke Statistics Subcommittee. Heart Disease and Stroke Statistics-2023 Update: A Report From the American Heart Association. Circulation. 2023 Jan 25.

Summary of topline findings include:

•	Primary endpoint of patient-reported pericardial pain on an 11-point numerical rating scale (“NRS”) showed a mean reduction of 3.7, from 5.8 at baseline (range of 4 to 10) to 2.1 (range of 0 to 6) at 8 weeks. NRS is a validated instrument used to assess patient-reported pericarditis pain. Zero represents ‘no pain at all’, whereas the upper limit of 10 represents ‘the worst pain ever possible’.

•	Eight of the ten patients (80%) with a baseline CRP ≥1mg/dL had a normalization of CRP (≤0.5 mg/dL) at 8 weeks. The mean CRP decreased from 5.7 mg/dL at baseline to 0.3 mg/dL at 8 weeks. CRP is a commonly used clinical marker of inflammation, and in combination with the NRS score, is used by clinicians to assess clinical response and determine a recurrence.

•	Eighty-nine percent of patients (24/27) have progressed from the TP into the extension period (“EP”) of the study, defined as the additional 18-week period of CardiolRx™ treatment that follows the TP.

•	CardiolRx™ was shown to be generally well-tolerated.

PLAN OF DISTRIBUTION

We may sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. Each Prospectus Supplement relating to a particular offering of Securities will set forth the terms of the applicable Offering, including (a) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered, and the method of distribution; (b) the name or names of any underwriters, dealers, or agents involved in the offering of Securities; (c) the purchase price or prices of the Securities offered thereby and the proceeds to, and the expenses borne by, the Corporation from the sale of the Securities; (d) any commission, underwriting discount and other items constituting compensation payable to underwriters, dealers, or agents; and (e) any discounts or concessions allowed or re-allowed or paid to underwriters, dealers, or agents. In addition, Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by us or our subsidiaries. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions”. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with an offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

Only underwriters, dealers, or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers, or agents in connection with the Securities offered thereby. If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. If agents are used in an offering, unless otherwise indicated in the applicable Prospectus Supplement, such agents will be acting on a “best efforts” basis for the period of their appointment. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

Underwriters, dealers, or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers, or agents may be required to make in respect thereof. Such underwriters, dealers, or agents with whom the Corporation enters into agreements may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

Any offering of Debt Securities, Subscription Receipts, Warrants, or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Warrants, or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Subscription Receipts, Warrants, or Units may be sold, and purchasers may not be able to resell Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Debt Securities, Subscription Receipts, Warrants, or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities.

No underwriter or dealer involved in an “at-the-market distribution” as defined under the applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer will over-allot these Securities in connection with an offering of these Securities or effect any other transactions that are intended to stabilize the market price of the Securities.

In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, the underwriters, dealers, or agents, as the case may be, may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

USE OF PROCEEDS

Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of Securities will be used to advance our business objectives and for general corporate purposes, including funding ongoing operations and/or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs, and potential future acquisitions. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

The Corporation had negative operating cash flow in recent years and generated negative cash flows from operating activities during its most recent year-ended December 31, 2023. To the extent that the Corporation has negative cash flow in future periods, the Corporation may need to deploy a portion of proceeds from Offerings to fund such negative cash flow. See the Annual Report, the Annual MD&A, and the Interim MD&A under “Risk Factors”.

Cardiol does not have any specific planned acquisitions at this time, including any that would meet the definition of a “probable” acquisition as defined within Part 8 of National Instrument 51-102 — Continuous Disclosure Obligations.

All expenses relating to an Offering and any compensation paid to underwriters, dealers, or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.

Milestones and Business Objectives

The table below sets forth certain of the Corporation’s milestones and business objectives and the estimated timeframe for completion and estimated costs to complete those milestones and business objectives. The material factors or assumptions used to develop the estimated costs disclosed in the table below are included under the heading “Forward Looking Information” and “Risk Factors”. The actual amount that the Corporation spends in connection with each of the intended milestones and business objectives will depend on several factors, including those listed under “Risk Factors” in or incorporated by reference in this Prospectus or unforeseen events.

Milestones and Business Objectives(1)	Estimated Timeframe for Completion(2)	Estimated Cost(4)
Complete Phase II MAvERIC-Pilot study in recurrent pericarditis with CardiolRx(5)(6)	H2 2024	$500,000
Complete Phase III study in recurrent pericarditis with CardiolRx	TBD(3)	$20,000,000
Complete Phase II ARCHER trial in acute myocarditis with CardiolRx(5)(7)	H1 2025	$5,000,000
Initiate Phase III ARCHER trial in acute myocarditis with CardiolRx	TBD(3)	$10,000,000
Advance the development of CRD-38 into a clinical program(5)(8)	Q4 2024	$4,000,000
Complete Phase 1 study with CRD-38	H2 2025	$2,500,000
Initiate Phase II study with CRD-38	TBD(3)	$10,000,000

Notes:

(1)	There may be circumstances where, for sound business reasons, the Corporation reallocates the funds or determines not to proceed with a milestone.

(2)	The total expenditure may be incurred by the Corporation after the relevant period that is indicated as the target timeframe for completion.

(3)	If the Corporation determines that the study has met its objectives, it currently expects to undertake the next steps in its clinical development program, which would consist of a larger clinical study, the details of which will be determined in conjunction with its external clinical advisors and regulatory agencies. The timeline to complete this clinical development program cannot be determined at this stage as this will depend on a variety of factors.

(4)	The estimated costs above exclude an estimated $2,000,000 – $2,500,000 per quarter of general and administrative costs.

(5)	The Corporation considers these to be its next significant milestones. The Corporation currently has sufficient non-contingent financial resources to fund operations and capital requirements associated with achieving these milestones. Additional milestones noted in this table may require further financing, which may come from licensing arrangements, research and commercial development partnerships, government grants, and/or corporate finance arrangements.

(6)	Patient enrollment has been completed and all patients have completed the 8-week treatment phase. The Corporation awaits the completion of the 18-week extension phase.

(7)	In May 2024, the Corporation announced that the ARCHER trial had exceeded 85% of its patient enrollment objective and the Corporation awaits the completion of 100% enrollment.

(8)	The Corporation expects to complete initial manufacturing validation and preclinical toxicology studies sufficient to advance to a clinical program.

In addition to the milestones and business objectives set out in the table above, Cardiol may allocate funds to discovery research studies to be undertaken in new product candidates, the details of which will be determined in conjunction with its internal and external advisors.

If the corporation determines that the Phase II MAvERIC-Pilot study has met its objectives, the Corporation may undertake the next steps in its clinical development program which could consist of a larger clinical study. Any decision relating to the commercialization of our product candidates will require compliance with applicable laws relating to drug manufacturing and distribution, including obtaining health regulatory approvals and other approvals in jurisdictions where our product candidates may be considered a “controlled substance”.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of Debt Securities.

CONSOLIDATED CAPITALIZATION

The following table sets forth the capitalization of the Corporation as at March 31, 2024. Other than as described below, there has not been any material change in the share capital of the Corporation since March 31, 2024.

Designation	Authorized		Issued		As at March 31, 2024 (unaudited)
Cash and cash equivalents					$28,572,975
Share capital	Unlimited		68,283,708		$151,091,556
Warrants	11,628,178	(1)	11,628,178	(1)	$3,517,867
Contributed surplus	—		—		$17,206,183
Deficit	—		—		$(151,756,434)
Total Capitalization					$20,059,172

(1)	Subsequent to March 31, 2024, 3,453,178 warrants expired unexercised.

PRICE RANGE AND TRADING VOLUME

Common Shares

The Common Shares are listed for trading on the TSX under the trading symbol “CRDL”. The Common Shares commenced trading on the TSX on December 20, 2018. On July 11, 2024, the last trading day before the date of this Prospectus, the closing price of the Common Shares on the TSX was $2.85 per Common Share.

The following tables set forth information relating to the trading of the Common Shares on the TSX for the periods indicated:

Month	High ($)	Low ($)	Trading Volume
July 1 – 11, 2024	2.85	2.51	721,429
June 2024	4.26	2.42	5,553,346
May 2024	3.63	2.63	2,945,843
April 2024	2.87	2.15	2,132,345
March 2024	2.94	1.81	2,864,735
February 2024	2.92	1.32	4,553,005
January 2024	1.90	1.13	1,840,141
December 2023	1.40	1.07	847,599
November 2023	1.28	1.02	889,630
October 2023	1.39	0.91	1,471,523
September 2023	1.50	1.17	1,456,384
August 2023	1.64	1.18	1,921,564
July 2023	1.49	1.01	1,904,679

PRIOR SALES

During the 12 months preceding the date of this Prospectus, the Corporation has issued Common Shares at the following prices:

Date of Issuance	Number of Common Shares	Issuance Prices (CAN$)
August 8, 2023(3)	500,000		N/A
August 10, 2023(3)	100,000		N/A
August 30, 2023(2)	50,000		N/A
September 29, 2023(2)	20,245		N/A
October 2, 2023(2)	211,165		N/A
November 2, 2023(2)	105,000		N/A
November 27, 2023(2)	133,333		N/A
December 1, 2023(2)	105,000		N/A
January 2, 2024(2)	55,000		N/A
January 11, 2024(1)	75,000		$0.75
January 22, 2024(3)	1,300,000		N/A
February 9, 2024(2)	1,306,429		N/A
February 15, 2024(2)	55,000		N/A
February 28, 2024(1)	25,000	US$	1.00
March 1, 2024(2)	100,000		N/A
March 28, 2024(2)	15,000		N/A
April 10, 2024(2)	64,605		N/A
April 11, 2024(1)	25,000		$0.75
May 7, 2024(1)	25,000	US$	1.00
May 8, 2024(3)	600,000		N/A
June 12, 2024(1)	25,000	US$	1.00
June 24, 2024(3)	300,000		N/A
July 3, 2024(2)	68,157		N/A
TOTAL	5,263,934		N/A

Notes:

(1)	Common Shares issued pursuant to the exercise of stock options.

(2)	Common Shares issued pursuant to the exercise of restricted share units.

(3)	Common Shares issued pursuant to the exercise of performance share units.

During the 12 months preceding the date of this Prospectus, the Corporation has issued the following securities convertible into Common Shares at the following prices:

Date of Issuance	Type of convertible security	Number of convertible securities Issued	Exercise Prices (CAN$)
June 25, 2023(1)	Options	400,000	US$	1.00
June 25, 2023(1)	Restricted Share Units	300,000		N/A
July 28, 2023(1)	Restricted Share Units	600,000		N/A
Aug 3, 2023(1)	Restricted Share Units	375,000		N/A
September 11, 2023(1)	Options	100,000	US$	1.00
September 11, 2023(1)	Performance Share Units	2,000,000		N/A
November 29, 2023(1)	Options	250,000	US$	1.80
November 29, 2023(1)	Options	30,000		$1.20
March 1, 2024(1)	Options	455,000		$2.56
June 24, 2024(1)	Performance Share Units	300,000		N/A
July 10, 2024(1)	Restricted Share Units	3,626,000		N/A
TOTAL		9,661,000		N/A

 Notes:

(1)	Stock options, restricted share units, and performance share units issued pursuant to the Corporation’s Omnibus Equity Incentive Plan. Each stock option, restricted share unit, and performance share unit is exercisable for one Common Share.

RISK FACTORS

An investment in Securities is subject to a number of risks that should be carefully considered by a prospective purchaser. Before deciding whether to invest in any Securities, prospective investors should carefully consider, in light of their own financial circumstances, the risks described in this Prospectus including the risks described in the documents incorporated by reference or deemed to be incorporated by reference in this Prospectus including in the applicable Prospectus Supplement, the Annual Report, the Annual MD&A, and the Interim MD&A under “Risk Factors”. See “Documents Incorporated by Reference”.

Risks Relating to the Offerings and the Securities

Our Common Shares are subject to market price volatility

The market price of Common Shares may be adversely affected by a variety of factors relating to the Corporation’s business, including fluctuations in the Corporation’s operating and financial results, the results of any public announcements made by the Corporation and its failure to meet analysts’ expectations. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of Common Shares for reasons unrelated to the Corporation’s performance. Additionally, the value of Common Shares is subject to market value fluctuations based upon factors that influence the Corporation’s operations, such as legislative or regulatory developments, competition, technological change, global capital market activity and changes in interest and currency rates. There can be no assurance that the market price of Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

The Annual Report, Annual MD&A, and the Interim MD&A are incorporated by reference in this Prospectus and discuss, among other things, known material trends and events and risks or uncertainties that are reasonably expected to have a material effect on the Corporation’s business, financial condition or results of operations.

The market value of Common Shares may also be affected by the Corporation’s financial results and political, economic, financial, and other factors that can affect the capital markets generally, the stock exchanges on which Common Shares are traded and the market segments in which the Corporation is a part.

We may issue additional Common Shares in the future

The Corporation’s articles of incorporation and by-laws allow it to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as established by the Corporation’s board of directors, in many cases, without shareholder approval. The Corporation may issue additional Common Shares in future offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. The Corporation cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and may experience dilution in its earnings per share.

Forward looking information may prove to be inaccurate

Investors should not place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward- looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties can be found in this Prospectus under the heading “Forward-Looking Information”.

Securities or industry analysts may publish inaccurate or unfavorable research reports, stock price and trading volume could decline

The trading market for our Common Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our Common Shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of our Corporation or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our share price and trading volume to decline.

We do not currently, and have no plans to, pay dividends on our Common Shares

Our current policy is to retain earnings to finance the development and enhancement of our product candidates and to otherwise reinvest in the Corporation. Therefore, we do not anticipate paying cash dividends on the Common Shares in the foreseeable future. Our dividend policy will be reviewed from time to time by our Board of directors in the context of our earnings, financial condition, and other relevant factors. Until the time that we do determine to pay dividends, which we might never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.

Holders of equity-based awards may be required to sell Common Shares for tax purposes

Holders of Options, performance share units, restricted share units, deferred share units, and other share- based awards to purchase Common Shares may have an immediate income inclusion for tax purposes when they exercise these awards (that is, tax is not deferred until they sell the underlying Common Shares). As a result, these holders may need to sell Common Shares purchased on the exercise of these awards in the same year that they exercise. This might result in a greater number of Common Shares being sold in the public market, and fewer long-term holds of Common Shares by Management and our employees.

We may use the proceeds of the Offering for purposes other than those set out in this Prospectus

The Corporation currently intends on allocating the net proceeds received from any Offerings as described under the heading “Use of Proceeds” in this Prospectus. However, the Corporation’s management will have discretion in the actual application of the proceeds and may elect to allocate proceeds differently from that described under the heading “Use of Proceeds” if it believes that it would be in the best interests of the Corporation to do so if circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on the Corporation’s business.

Issuances of our equity securities in the future may result in dilution to current shareholders

Our articles of incorporation and by-laws allow us to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as established by the Corporation’s Board of directors, in many cases, without shareholder approval. The Corporation may issue additional Common Shares in future offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. The Corporation cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and may experience dilution in its earnings per share.

As a foreign private issuer, the Corporation is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors

The Corporation is a “foreign private issuer”, under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act, the Corporation is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Corporation does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Corporation is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Corporation’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Corporation’s shareholders may not know on as timely a basis when the Corporation’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, the Corporation is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Corporation is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Corporation complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Corporation may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act. In addition, as a foreign private issuer, the Corporation has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Corporation disclose the requirements it is not following and describe the Canadian practices it follows instead. The Corporation may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Corporation’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation

In order to maintain its status as a foreign private issuer, a majority of the Corporation’s Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Corporation fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and would be required to file financial statements prepared in accordance with United States generally accepted accounting principles. In addition, the Corporation may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

The Corporation relies upon certain accommodations available to it as an “emerging growth company”

The Corporation is an “emerging growth company” as defined in section 3(a) of the U.S. Exchange Act, and the Corporation will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Corporation has total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Corporation following the fifth anniversary of the date of the first sale of common equity securities of the Corporation pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Corporation has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Corporation is deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the U.S. Exchange Act. The Corporation will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more. For so long as the Corporation remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Corporation cannot predict whether investors will find the Common Shares less attractive because the Corporation relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Corporation no longer qualifies as an emerging growth company, the Corporation would be required to divert additional management time and attention from the Corporation’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Corporation’s business, financial condition and results of operations.

The Corporation may be classified as a “passive foreign investment company” for U.S. federal income tax purposes, which would subject U.S. investors that hold the Corporation’s Common Shares to potentially significant adverse U.S. federal income tax consequences.

If the Corporation is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year, U.S. investors holding the Corporation’s Common Shares generally will be subject, in that taxable year and all subsequent taxable years (whether or not the Corporation continued to be a PFIC), to certain adverse U.S. federal income tax consequences. The Corporation will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (including the income and assets of 25% or more owned subsidiaries), either (i) 75% or more of its gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to “passive assets” (assets that produce or are held for the production of passive income).

Based upon the current and expected composition of the Corporation’s income and assets, the Corporation believes that it was a PFIC for the taxable year ended December 31, 2023, and expects that it may be a PFIC for the current taxable year. Because the Corporation’s PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of the Corporation’s assets and income, including the Corporation’s use of proceeds from Offerings pursuant to this Prospectus, and the value of the Corporation’s assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, the Corporation may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that the Corporation will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge the Corporation’s classification of certain income and assets as non-passive, which may result in the Corporation being or becoming a PFIC in the current or subsequent years.

If the Corporation is a PFIC for any year during a U.S. Holder’s (as defined in “Certain U.S. Federal Income Tax Considerations” below) holding period, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income ratably allocated over its holding period, and to pay an interest charge on the underpayment of tax attributable to such gain or distribution, unless the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Common Shares. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. However, U.S. Holders should be aware that there can be no assurance that the Corporation will satisfy the record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. Holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

DIVIDEND POLICY

We have not declared any dividends or distributions on the Common Shares since our incorporation. We intend to retain our earnings, if any, to finance the growth and development of our operations and do not presently anticipate paying any dividends or distributions in the foreseeable future. Our board of directors may, however, declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the board of directors considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on our capital requirements, results of operations and such other factors as the board of directors considers relevant.

DESCRIPTION OF COMMON SHARES

Our authorized share capital consists of an unlimited number of Common Shares. As at the date of this Prospectus, 69,391,470 Common Shares are issued and outstanding.

Shareholders are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. Shareholders are entitled to dividends if, as and when declared by the board of directors of the Corporation. Shareholders are entitled upon liquidation, dissolution, or winding-up of the Corporation to receive the remaining assets of the Corporation available for distribution to shareholders.

DESCRIPTION OF DEBT SECURITIES

We may issue Debt Securities. The following sets forth certain general terms and provisions of Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.

The Debt Securities may be issued in series under one or more trust indentures to be entered into between the Corporation and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee. Each such trust indenture, as supplemented or amended from time to time, will set out the terms of the applicable series of Debt Securities. The statements in this Prospectus relating to any trust indenture and the Debt Securities to be issued under it are summaries of anticipated provisions of an applicable trust indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such trust indenture, as applicable.

Each trust indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Corporation. Any Prospectus Supplement for Debt Securities will contain the terms and other information with respect to the Debt Securities being offered, including (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities, (ii) the currency for which the Debt Securities may be purchased and the currency in which the principal and any interest are payable, (iii) the percentage of the principal amount at which such Debt Securities will be issued, (iv) the date or dates on which such Debt Securities will mature, (v) the rate or rates at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any), (vi) the dates on which any such interest will be payable and the record dates for such payments, (vii) any redemption term or terms under which such Debt Securities may be defeased, (viii) any exchange or conversion terms, and (ix) any other specific terms.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The Debt Securities will be direct obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the relevant Prospectus Supplement.

DESCRIPTION OF WARRANTS

We may issue Warrants to purchase Common Shares or Debt Securities. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus.

Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between us and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement.

Notwithstanding the foregoing, we will not offer Warrants for sale separately to any member of the public in Canada unless the Offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by the Commissions in each of the provinces and territories of Canada where the Warrants will be offered for sale.

The Prospectus Supplement relating to any Warrants that we offer will describe the Warrants and the specific terms relating to the Offering. The description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the designation, number, and terms of the Common Shares or Debt Securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

•	the exercise price of the Warrants;

•	the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

•	if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

•	any minimum or maximum number of Warrants that may be exercised at any one time;

•	any terms, procedures, and limitations relating to the transferability, exchange, or exercise of the Warrants;

•	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•	material United States and Canadian federal income tax consequences of owning the Warrants; and

•	any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants. We may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue Subscription Receipts, separately or together, with Common Shares, Debt Securities, or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that we may offer pursuant to this Prospectus.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. We will file a copy of the subscription receipt agreement relating to an Offering with securities regulatory authorities in Canada after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be outlined in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	conditions to the exchange of Subscription Receipts into Common Shares, Debt Securities, or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

•	the procedures for the exchange of the Subscription Receipts into Common Shares, Debt Securities, or Warrants;

•	the number of Common Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

•	the aggregate principal amount, currency or currencies, denominations, and terms of the series of Debt Securities that may be exchanged upon exercise of the Subscription Receipts;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Debt Securities, or Warrants;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	material United States and Canadian federal income tax consequences of owning the Subscription Receipts;

•	any other rights, privileges, restrictions, and conditions attaching to the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities subject to the Subscription Receipts.

Such subscription receipt agreement will also specify that we may amend any subscription receipt agreement and the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holder.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The particular terms and provisions of Units offered by any Prospectus Supplement, including the currency in which the Units are issued and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Borden Ladner Gervais LLP, Canadian counsel to the Corporation, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder (the “Tax Act”) to a holder who acquires, as beneficial owner, Common Shares in any offering under this Prospectus, and who, for purposes of the Tax Act and at all relevant times beneficially holds the common shares as capital property and deals at arm’s length with, and is not affiliated with, us or the underwriters (a “Holder”).

Generally, our Common Shares will be considered to be capital property to a Holder provided the Holder does not hold our Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act in force as of the date hereof, all specific proposals (the “Proposed Amendments”), to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and counsels’ understanding of the current administrative policies and practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. Holders are urged to consult their tax advisors about the specific tax consequences to them of acquiring, holding and disposing of our Common Shares.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of our Common Shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of our Common Shares should consult their tax advisors with respect to their particular circumstances.

Residents of Canada

The following discussion applies to Holders who, at all relevant times, are or are deemed to be residents of Canada for the purposes of the Tax Act, (“Resident Holders”). This summary is not applicable to a Resident Holder: (a) that is a “financial institution”, as defined in subsection 142.2(1) of the Tax Act, for the purposes of the mark-to-market rules; (b) that is a “specified financial institution”, as defined in subsection 248(1) of the Tax Act; (c) an interest in which is a “tax shelter”, as defined in subsection 237.1(1) of the Tax Act, or a “tax shelter investment”, as defined in subsection 143.2(1) of the Tax Act; (d) that reports its “Canadian tax results”, as defined in subsection 261(1) of the Tax Act, in a currency other than Canadian currency; (e) who has entered into or will enter into, in respect of the our Common Shares a “derivative forward agreement”, or a “synthetic disposition arrangement”, as defined in subsection 248(1) of the Tax Act; (f) that is a partnership; (g) that receives dividends on our Common Shares under or as part of a “dividend rental arrangement” as defined in subsection 248(1) of the Tax Act; (h) that is exempt from tax under Part I of the Tax Act; or (i) that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of our Common Shares, controlled by a non-resident corporation, individual or trust (or a group of such persons that do not deal at arm’s length) for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of our Common Shares.

This summary does not address the deductibility of interest by a purchaser who has borrowed money or otherwise incurred debt to acquire our Common Shares. Certain Resident Holders whose Common Shares might not otherwise constitute capital property may be entitled to make, in certain circumstances, an irrevocable election, in accordance with subsection 39(4) of the Tax Act, to have their Common Shares and every other “Canadian security”, as defined in subsection 39(6) of the Tax Act, held by them deemed to be capital property for the purposes of the Tax Act. Resident Holders contemplating such an election should first consult with their tax advisors.

Taxation of Dividends

In the case of a Resident Holder who is an individual (including certain trusts), dividends received or deemed to be received on our common shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules that generally apply to taxable dividends received from taxable Canadian corporations. Provided we make the appropriate designations (which may include by way of a notice published on our website), any such dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations to our ability to designate dividends and deemed dividends as eligible dividends. Dividends received or deemed to be received by a Resident Holder who is an individual (other than certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Proposed Amendments released August 4, 2023, propose amendments relating to alternative minimum tax. Resident Holders who are individuals should consult their tax advisors in this regard.

Dividends received or deemed to be received on our Common Shares by a Resident Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Such Resident Holders should consult their own tax advisors.

A Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a potentially refundable tax on dividends received or deemed to be received on our Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Dispositions — Taxation of Capital Gains and Capital Losses

Upon a disposition or deemed disposition of our Common Shares (except to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public in the open market), a capital gain (or capital loss) will generally be realized by a Resident Holder to the extent that the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of our Common Shares to the Resident Holder immediately before the disposition or deemed disposition and any reasonable costs of disposition. The adjusted cost base of such Common Shares to a Resident Holder will be determined by averaging the cost of such Common Shares with the adjusted cost base of all other Common Shares of the Corporation held by the Resident Holder and by making certain other adjustments required under the Tax Act. The Resident Holder’s cost for purposes of the Tax Act of our Common Shares will include all amounts paid or payable by the Resident Holder for such Common Shares, subject to certain adjustments under the Tax Act.

Generally, subject to the June 10 Proposals, one-half of the amount of any capital gain, (a “taxable capital gain”), realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income in the year. Subject to and in accordance with the provisions of the Tax Act and the June 10 Proposals, one-half of the amount of any capital loss, (an “allowable capital loss”), realized by a Resident Holder in a taxation year must be deducted by such Resident Holder against taxable capital gains realized by such Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or in any subsequent year (against net taxable capital gains realized in such years) to the extent and under the circumstances described in the Tax Act. If the Resident Holder is a corporation, the amount of any such capital loss realized on the sale of our Common Shares may, in certain circumstances, be reduced by the amount of any dividends, including deemed dividends, which have been received on such Common Shares or Common Shares of the Corporation.

A Resident Holder that is an individual (other than certain trusts) that realizes a capital gain on the disposition or deemed disposition of Common Shares may be liable for alternative minimum tax under the Tax Act. Proposed Amendments released August 4, 2023, propose amendments relating to alternative minimum tax. Resident Holders that are individuals should consult their own tax advisors in this regard.

Proposed Amendments to the Capital Gains Inclusion Rate and the Capital Losses Deduction Rate

Under Proposed Amendments released on June 10, 2024 (the “June 10 Proposals”), the capital gains inclusion rate (i.e., the portion of any capital gain that is a taxable capital gain) and the capital loss deduction rate (i.e., the portion of any capital loss that is an allowable capital loss) will generally be increased from one-half to two-thirds for a Holder that is a corporation or trust, and for a Holder that is an individual (other than most types of trusts) including for capital gains designated by a trust, in all cases for capital gains or capital losses generally realized on or after June 25, 2024. Under the June 10 Proposals, the two-thirds capital inclusion rate will only apply to a Holder that is an individual who generally realizes net capital gains (including net taxable capital gains designated by a trust) above an annual $250,000 threshold (with such threshold not being pro- rated for 2024).

Under the June 10 Proposals, special rules will apply with respect to, generally, taxation years that begin before and end on or after June 25, 2024 (the “Transition Year”) due to two different inclusion rates applying for capital gains and capital losses realized in the period prior to June 25, 2024 (“Period 1”) and in the period on or after June 25, 2024 (“Period 2”). If the June 10 Proposals are enacted as proposed, the tax consequences described below will, in some respects, be different. The below summary only generally describes, and is not exhaustive of all possible, Canadian federal income tax considerations arising from the June 10 Proposals. Accordingly, Holders are advised to consult their own tax advisors regarding the implications of the June 10 Proposals with respect to their particular circumstances.

Under the June 10 Proposals, two different inclusion and deduction rates would apply with respect to dispositions of capital property in Period 1 and Period 2 in the Transition Year. As a result, for the Transitional Year, a Holder would be required to separately identify capital gains and capital losses realized in Period 1 and those realized in Period 2. Capital gains and capital losses from the same period would first be netted against each other. A net capital gain (or net capital loss) would arise if capital gains (or capital losses) from one period exceed capital losses (or capital gains) from that same period. A Holder would be subject to the higher inclusion and deduction rate of two-thirds in respect of its net capital gains (or net capital losses) arising in Period 2, to the extent that these net capital gains (or net capital losses) exceed any net capital losses (or net capital gains) incurred in Period 1. Conversely, a Holder would be subject to the lower inclusion and deduction rate of one-half in respect of its net capital gains (or net capital losses) arising in Period 1, to the extent that these net capital gains (or net capital losses) exceed any net capital losses (or net capital gains) incurred in Period 2.

Existing rules in the Tax Act generally provide that unused allowable capital losses carried forward or carried back are adjusted in value to reflect the inclusion rate of the capital gain being offset. The Technical Backgrounder released by the Minister of Finance in conjunction with the June 10 Proposals states that “these adjustments will continue to apply on of after June 25, 2024, but additional adjustments would be required when capital gains have been subjected to an effective inclusion rate of one half rather than the basic inclusion rate of two thirds”.

Holders are advised to consult their own tax advisors regarding the possible implications of the June 10 Proposals in their particular circumstances.

If a Holder is a “Canadian controlled private corporation”, as defined in the Tax Act, throughout a taxation year, or a “substantive CCPC” (as defined in certain Proposed Amendments included in Bill C-59) at any time in a taxation year, such Holder may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act) which generally includes, among other things, amounts in respect of taxable capital gains.

Refundable Tax

A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include taxable capital gains and dividends received or deemed to be received on the Common Shares to the extent that such dividends are not deductible in computing the Resident Holder’s taxable income for the taxation year. Proposed Amendments contained in Bill C-59 tabled in Parliament on November 30, 2023, would, if enacted, extend this additional tax and refund mechanism in respect of “aggregate investment income” to a Holder that is or is deemed to be a “substantive CCPC” (as defined in the Proposed Amendments) at any time in the relevant taxation year. Holders should consult their own advisors with respect to the application of the Proposed Amendments.

Eligibility for Investment

Based on the current provisions of the Tax Act, if issued on the date hereof and provided they are at all times listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the TSX), our Common Shares should be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, tax-free savings accounts and first home savings accounts, collectively, “Registered Plans”, and deferred profit sharing plans, each as defined in the Tax Act.

Notwithstanding that our Common Shares may be a qualified investment for a Registered Plan, if our Common Shares are a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the annuitant, holder or subscriber thereof, as the case may be, will be subject to a penalty tax under the Tax Act. Our Common Shares generally will not be a “prohibited investment” for a Registered Plan provided the annuitant, holder or subscriber thereof, as the case may be: (i) deals at arm’s length with the Corporation for the purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Corporation. In addition, our Common Shares will not be a prohibited investment if they are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for the Registered Plan.

Prospective purchasers who intend to hold our Common Shares in a Registered Plan should consult their tax advisors regarding their particular circumstances.

Non-Residents of Canada

The following discussion applies to Holders who, for the purposes of the Tax Act, and at all relevant times, are not, and are not deemed to be, resident in Canada and who do not use or hold and will not be deemed to use or hold, our Common Shares in connection with, or in the course of carrying on, a business or part of a business in Canada (a “Non-Resident Holder”). In addition, this discussion does not apply to an insurer that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (within the meaning of the Tax Act), and such Holders should consult their tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of our Common Shares.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our Common Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in foreign exchange rates.

Disposition of Common Shares

A Non-Resident Holder will not generally be subject to tax under the Tax Act on a disposition of a Common Share, unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and NASDAQ) at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of our shares; and (ii) more than 50% of the fair market value of our shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares could be deemed to be taxable Canadian property. Even if the Common Shares are taxable Canadian property to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Common Shares by virtue of an applicable income tax treaty or convention. A Non-Resident Holder contemplating a disposition of Common Shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of a Common Share that is taxable Canadian property to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention, the consequences described above under the heading “Residents of Canada — Dispositions — Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition. Non-Resident Holders for whom a Common Share is, or may be, taxable Canadian property should consult their own tax advisors.

Receipt of Dividends

Dividends received or deemed to be received by a Non-Resident Holder on our Common Shares will be subject to Canadian withholding tax under the Tax Act. The general rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. For example, under the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”), the rate is generally reduced to 15% where the Non-Resident Holder is a resident of the United States for the purposes of, and is entitled to the benefits of, the Treaty. Non-Resident Holders should consult their tax advisors in this regard.

To the extent a Prospectus Supplement qualifies the distribution of Securities other than Common Shares, such Prospectus Supplement may also describe certain Canadian federal income tax considerations generally applicable to the purchase, holding and disposition of those Securities by an investor who is a resident of Canada.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES OR OTHER SECURITIES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of Common Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase Common Shares pursuant to this Prospectus and hold such Common Shares as capital assets (generally, property held for investment). This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, banks, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or government organizations, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle, “ “hedge, “ “conversion transaction,” “synthetic security” or integrated investment, persons required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences relating to an investment in the Common Shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Common Shares.

Persons considering an investment in Common Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) at least 50% of the average value of its gross assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital (subject to a limited exception for working capital held for expenses reasonably expected to be paid within 90 days) or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based upon the current and expected composition of our income and assets, we believe that we were a PFIC for the taxable year ended December 31, 2023, and expect that we may be a PFIC for the current taxable year. Because our PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of our assets and income, including our use of proceeds from Offerings pursuant to this Prospectus, and the value of our assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, we may be a PFIC in any taxable year. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in us being or becoming a PFIC in the current or subsequent years.

If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless (i) we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares or (ii) for the period immediately preceding our cessation in meeting the tests described above the Common Shares were subject to a mark-to-market election or (iii) the U.S. Holder makes a timely and effective “qualified electing fund” election (“QEF Election”) with respect to all taxable years during such U.S. Holder’s holding period in which we are a PFIC. If the deemed sale election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and we own a non-U.S. corporate subsidiary that is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any non-U.S. subsidiaries which we may own in the future.

For taxable years in which we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Common Shares will be marketable stock as long as they remain listed on the Nasdaq or the TSX and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to- market election for the Common Shares.

A U.S. Holder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. However, U.S. Holders should be aware that there can be no assurance that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders require to report under the QEF election rules, in the event that the Corporation is a PFIC and a U.S. Holder wishes to make a QEF election.

Each U.S. person that is an investor of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common Shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income, such that a foreign tax credit may be available with respect to the Canadian tax paid by U.S. Holders on the distributions they receive. Such dividends will not be eligible for the “dividends received deduction” generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that we qualify as a resident of Canada for purposes of, and are eligible for the benefits of, the U.S.-Canada Treaty, which the IRS has determined is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision, although there can be no assurance in this regard. Further, our Common Shares will generally be considered to be readily tradable on an established securities market in the United States if they remain listed on the Nasdaq. Therefore, subject to the discussion above under “— Passive Foreign Investment Company Consequences”, if the U.S. Treaty is applicable, or if the Common Shares are readily tradable on an established securities market in the United States, dividends paid on Common Shares will generally be “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that certain conditions are met, including conditions relating to holding period and the absence of certain risk reduction transactions.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion above under “— Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Net Investment Income “Medicare” Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of Common Shares. If you are a U.S. person that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in Common Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in Common Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “— Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for Common Shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of Common Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

PROMOTER

Mr. David Elsley may be considered to be a promoter of the Corporation within the meaning of applicable securities legislation. As of the date hereof, Mr. Elsley owns 1,204,500 Common Shares, representing 1.74% of the outstanding Common Shares.

LEGAL MATTERS

Certain legal matters related to the Securities offered by this Prospectus will be passed upon on our behalf by Borden Ladner Gervais LLP. As at the date of this Prospectus, the partners and associates of Borden Ladner Gervais LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Odyssey Trust Company, Trader’s Bank Building 702 – 67 Yonge Street, Toronto, ON M5E 1J8.

INTEREST OF EXPERTS

BDO Canada LLP, the external auditor of the Corporation, provided an auditors’ report on the audited financial statements of the Corporation for the years ended December 31, 2023, 2022, and 2021.

INDEPENDENT AUDITOR

Our auditors, BDO Canada LLP, Chartered Professional Accountants, of Oakville, Ontario, report that they are independent from us within the meaning of the Rules of Professional Conduct of Ontario, and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

Amendment No. 1 dated October 30, 2025 to the Short Form Base Shelf Prospectus dated July 12, 2024

The short form base shelf prospectus dated July 12, 2024, as amended by this amendment, is referred to as the base shelf prospectus and has been filed under legislation in each of the provinces and the territories of Canada that permits certain information about these securities to be determined after the base shelf prospectus has become final and that permits the omission from the prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

Information contained in the base shelf prospectus is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but is not yet effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This short form prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The short form base shelf prospectus dated July 12, 2024, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Cardiol Therapeutics Inc. at 602-2265 Upper Middle Road East, Oakville, Ontario L6H 0G5, tel.: (289) 910-0850, and are also available electronically at www.sedarplus.ca.

October 30, 2025

CARDIOL THERAPEUTICS INC.

US $150,000,000
Common Shares
Debt Securities
Warrants
Subscription Receipts
Units

The short form base shelf prospectus dated July 12, 2024 (the “Prospectus”) of Cardiol Therapeutics Inc. (the “Corporation” or “Cardiol”) is hereby amended by this Amendment No. 1, as described herein, to provide that the securities that may be offered and issued thereunder will include distributions by various selling securityholders if a supplement to the Prospectus relating to such distribution is filed in accordance with applicable legislation. Capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings ascribed thereto in the Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

1

The first paragraph of the text on the face page of the Prospectus is amended by adding the following as the last sentence of such paragraph:

“In addition, one or more securityholders of the Corporation (each a “Selling Securityholder”) may also offer and sell Securities under this Prospectus. See “Selling Securityholders”.”

The fourth paragraph of page 2 the Prospectus is amended by adding the following clause immediately before the last sentence of such paragraph and deleting the word “and” that appears immediately prior to paragraph (v):

“and (vi) in the case of Securities to be offered and sold by Selling Securityholders, such information in respect of such Selling Securityholders as may be required under applicable securities laws.”

The Prospectus is further amended by deleting the first sentence of the first paragraph on page 3 of the Prospectus, and replacing it with the following:

“The Corporation and the Selling Securityholders may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Corporation or the Selling Securityholders from time to time.

The Prospectus is further amended by deleting the last paragraph of page 3 of the Prospectus, and replacing it with the following paragraph:

“Dr. Guillermo Torre-Amione, Timothy Garnett, Colin Stott, Jennifer Chao, and Teri Loxam, directors of the Corporation, reside outside of Canada. Although Dr. Torre-Amione, Mr. Garnett, Mr. Stott, Ms. Chao, and Ms. Loxam have appointed Cardiol Therapeutics Inc., Suite 602 – 2265 Upper Middle Road East, Oakville, Ontario L6H 0G5 as their agent for service of process in Canada, investors are advised that it may not be possible for investors to enforce judgments obtained in Canadian courts predicated upon civil liability provisions of applicable securities law in Canada.”

The Prospectus is further amended by adding the following section title and accompanying text directly under the section titled “Use of Proceeds”:

“SELLING SECURITYHOLDERS

The Prospectus may also from time to time, relate to the Offering of Securities by way of a secondary offering (each, a “Secondary Offering”) by one or more Selling Securityholders. The terms under which the Securities will be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any Secondary Offering by Selling Securityholders will include, without limitation, where applicable: (i) the names of the Selling Securityholders; (ii) the number and type of Securities owned, controlled or directed by each of the Selling Securityholders; (iii) the number of Securities being distributed for the accounts of each Selling Securityholders; (iv) the number of Securities to be beneficially owned, controlled, or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities of the class or series; (v) whether such Securities are owned by the Selling Securityholders both of record and beneficially, of record only or beneficially only; (vi) if a Selling Securityholder purchased any of the Securities held by such Selling Securityholder in the 12 months preceding the date of the Prospectus Supplement, the date or dates such Selling Securityholder acquired the Securities; (vii) if a Selling Securityholder acquired the Securities held by such Selling Securityholder in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to such Selling Securityholder in the aggregate and on a per Security basis; and (viii) the disclosure required by Item 1.11 of Form 44-101F1 – Short Form Prospectus, and, if applicable, each Selling Securityholder will file a non-issuer’s submission to jurisdiction form with the applicable Prospectus Supplement. No Selling Securityholder may distribute Securities pursuant to an “at-the-market distribution” in Canada.”

2

The first paragraph of the section titled “Plan of Distribution” is amended by adding the following as the last sentence of such paragraph:

“To the extent there are any Secondary Offerings, the aggregate amount of Securities that may be offered and sold by the Corporation hereunder shall be reduced by the aggregate amount of such Secondary Offerings.”

The Prospectus is further amended by deleting the second paragraph under the heading “Documents Incorporated by Reference” and replacing it with the following:

“The following documents of the Corporation, filed by the Corporation with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form dated March 31, 2025 (the “Annual Report”) for the year ended December 31, 2024;

(b)	the audited financial statements for the years ended December 31, 2024 and December 31, 2023, together with its related notes and auditors’ report dated March 31, 2025;

(c)	the management’s discussion and analysis for the year ended December 31, 2024 (the “Annual MD&A”);

(d)	the management information circular dated April 10, 2025, for the annual meeting of shareholders of the Corporation held on May 28, 2025;

(e)	the material change report dated October 27, 2025, filed with respect to the Corporation’s private placement offering of units;

(f)	the interim financial statements for the three and six months ended June 30, 2025, together with its related notes; and

(g)	the management’s discussion and analysis for the three and six months ended June 30, 2025 (the “Interim MD&A”).”

The Prospectus must be read together with this amendment, any documents incorporated or deemed to be incorporated by reference therein from time to time and any supplements relating to an offering of Securities thereunder. The statements contained in the Prospectus or in a document incorporated or deemed to be incorporated by reference therein on or subsequent to July 12, 2024 are modified or superseded for the purposes of this amendment to the extent that a statement contained in any subsequently filed document, which is also or is deemed to be incorporated by reference therein, modifies or superseded that statement.

3